As filed with the Securities and Exchange Commission on August 1, 2000

                                                       Registration No. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                ----------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                                ----------------

                         SUBURBAN PROPANE PARTNERS, L.P.
             (Exact name of registrant as specified in its charter)

                                ----------------

                 DELAWARE                                       5984                                   22-3410353
     (State or other jurisdiction of                (Primary Standard Industrial          (I.R.S. Employer Identification No.)
      incorporation or organization)                 Classification Code Number)


                                240 ROUTE 10 WEST
                               WHIPPANY, NJ 07981
                                 (973) 887-5300
    (Address, including Zip Code, and Telephone Number, Including Area Code,
                  of Registrant's Principal Executive Offices)

                                ----------------

                              JANICE G. MEOLA, ESQ.
                                 GENERAL COUNSEL
                         SUBURBAN PROPANE PARTNERS, L.P.
                                240 ROUTE 10 WEST
                               WHIPPANY, NJ 07981
                                 (973) 887-5300
            (Name, address, including zip code, and telephone number,
                   including area code, of Agent for Service)

                                   Copies to:

  STEPHEN H. COOPER, ESQ.                           MICHAEL ROSENWASSER, ESQ.
WEIL, GOTSHAL & MANGES LLP                            VINSON & ELKINS L.L.P.
     767 FIFTH AVENUE                              1325 AVENUE OF THE AMERICAS
 NEW YORK, NEW YORK 10153                            NEW YORK, NEW YORK 10019

                                ----------------

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.



NY2:\948331\06\kbqj06!.DOC\76463.0008

                                ----------------

           If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

           If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. [ ]

           If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

           If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

           If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                                ----------------

                         CALCULATION OF REGISTRATION FEE
 ======================================================== ======================== ==========================
                                                             Proposed Maximum              Amount of
                 Title of Each Class of                     Aggregate Offering           Registration
               Securities to be Registered                       Price(1)                   Fee(2)
 -------------------------------------------------------- ------------------------ --------------------------
            Common Units representing limited                   $52,500,000                 $13,860
            partnership interests
 ======================================================== ======================== ==========================

(1)      Estimated solely for the purpose of calculating the registration fee.

(2) The registration fee has been calculated in accordance with Rule 457(o) under the Securities Act.

                                ----------------

           THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

================================================================================

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it solicit an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.


                  SUBJECT TO COMPLETION. DATED AUGUST 1, 2000.



                             2,175,000 COMMON UNITS

                     REPRESENTING LIMITED PARTNER INTERESTS



                         SUBURBAN PROPANE PARTNERS, L.P.

           The common units are listed on the New York Stock Exchange under the symbol "SPH". The last reported sale price of the units on August 1, 2000 was $__ per unit.

           See "Risk Factors" on page 4 to read about factors you should consider before you invest in the units.

                              --------------------

           NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              --------------------

                                                                                                  Per Unit                  Total
                                                                                                  --------                  -----
Initial price to public..............................................................                 $                       $
Underwriting discount................................................................                 $                       $
Proceeds, before expenses, to Suburban Propane Partners, L.P.........................                 $                       $


           To the extent that the underwriter sells more than 2,175,000 common units, the underwriter has the option to purchase up to an additional 325,000 units from us at the initial price to public less the underwriting discount.

                              --------------------

           The underwriter expects to deliver the units against payment in New York, New York on __________, 2000.



                              GOLDMAN, SACHS & CO.
                              --------------------

                       Prospectus dated ________ __, 2000.

                               PROSPECTUS SUMMARY

As used in this prospectus, "we", "us", "our" and "Suburban" mean Suburban Propane Partners, L.P. and, unless the context requires otherwise, our subsidiary operating partnership, Suburban Propane, L.P., and our wholly owned subsidiaries. Our subsidiary operating partnership is sometimes referred to in this prospectus as the "Operating Partnership".

                                  OUR BUSINESS

                     We are retail and wholesale marketers of propane and related appliances and services. We believe that we are the third largest retail marketer of propane in the United States, measured by retail gallons sold. During the past year, we sold approximately 524 million gallons of propane to retail customers and an additional 182.3 million gallons at wholesale to other distributors and large industrial end-users. As of June 24, 2000, we served more than 750,000 active residential, commercial, industrial and agricultural customers from approximately 350 customer service centers in over 40 states. Our operations are concentrated in the east and west coast regions of the United States. Our geographic diversity lessens our exposure to weather conditions affecting operations in particular regions. We own three storage facilities: a 187,000,000 gallon facility in Hattiesburg, Mississippi, a 20,000,000 gallon facility in Elk Grove, California, and a 60,000,000 storage cavern in Tirzah, South Carolina. We are supplied by over 100 suppliers nationwide. Together with our predecessor companies, we have been continuously engaged in the retail propane business since 1928.

                                  OUR STRATEGY

           Our business strategy is to extend and consolidate our presence in strategically attractive markets, primarily through the acquisition of other propane distributors. During the past three fiscal years, we acquired 11 retail propane distributors and one retail distributor of gas appliances, parts and related products at a total cost of $12.0 million. In November 1999, we acquired the propane operations of a group of affiliated companies in the southeastern United States for a total cost of approximately $97.0 million. The operations acquired in November 1999 included:

         o a propane distributor supplying approximately 20 million gallons annually from 22 service centers to more than 40,000 retail customers in North and South Carolina,

         o a propane cylinder refurbishing and refilling center serving approximately 1,600 grocery and convenience stores in the Carolinas, Georgia and Tennessee,

         o a 60 million gallon propane storage cavern in South Carolina, and

         o        a 62-mile pipeline linking the storage cavern to the Dixie
                  Pipeline.

           To address the seasonal nature of our business and its impact on our earnings and cash flow, we also seek to acquire and develop related retail and service business lines that can benefit from our infrastructure and national presence. In February 1999, we purchased Gas Connection, Inc., a small company with five retail stores in and around Portland, Oregon, that sells and installs natural gas and propane gas grills, fireplaces, and related accessories and supplies. We believe that Gas Connection provides a solid platform on which to build a retail network that will complement our core propane operations. As of June 24, 2000, we were operating ten Gas Connection stores and plan to open additional stores throughout the northeast and northwest regions.

           In conjunction with our acquisition strategy, we continuously evaluate our existing facilities to identify opportunities to optimize our return on assets by selectively divesting marginally profitable operations in slower growing markets. For example, in December 1999, we sold 23 of our service centers, principally located in Georgia, for total cash proceeds of approximately $19.4 million.

           We are also exploring new methods to market our propane. On July 26, 2000, we announced that we would offer propane and related services to businesses and consumers through a relationship with Essential.com, which provides one-stop shopping for a broad range of energy and communications services.

           We also plan to continue to pursue internal growth of our existing operations by acquiring new customers, retaining existing customers and by selling additional products and services to our customers. We employ a nationwide sales organization and have a comprehensive customer retention program. By retaining more of our existing customers and continuing to seek new customers, we believe we can increase our customer base and improve our profitability.

           We commenced operations as a limited partnership upon the completion of our initial public offering on March 5, 1996. On May 26, 1999, we completed a recapitalization that, among other things, resulted in the following:

         o the redemption of all limited partnership interests held by our former general partner, Suburban Propane GP, Inc., which was a wholly-owned subsidiary of Millennium Chemicals, Inc.;

         o the substitution of Suburban Energy Services Group LLC, a management-owned entity, as our new general partner; and

         o the amendment of the incentive distribution rights of the general partner to limit our new general partner's right to receive distributions in excess of a target quarterly distribution level.

                              WHERE YOU CAN FIND US

           We maintain our principal executive offices at 240 Route 10 West, Whippany, New Jersey 07981 and our telephone number at that address is 973-887-5300.

                          OUR ORGANIZATIONAL STRUCTURE

Our limited partners own only a single class of limited partnership interests, which are represented by the common units. Our general partner, Suburban Energy Services Group LLC, is owned by approximately 45 of our executives and key employees. Our partnership structure is intended to provide maximum benefits to our common unitholders while aligning our management's incentives with the interests of our unitholders. Our operations are conducted through an operating partnership, and its corporate subsidiaries. The following chart illustrates our organizational structure:

                                       ----------
                                       Management
                                       ----------
                                            |
                                            |    100%
                                            |
    ------------------                 ------------------
    Common Unitholders                 Suburban Energy
    (Limited Partners)                 Services Group LLC
                                       (General Partner)
    ------------------                 ------------------
           |      99.00% limited               |       |   1.0% general
           |      partner interest             |       |   partner interest
           |                                   |       |
           |                                   |       |
           |                                   |       |
           |                                   |       |
           |                                   |       |
           |      -------------------------------      |
           ----   Suburban Propane Partners, L.P.      |     1.0101% general
                   (Master Limited Partnership)        |     partner interest
                  -------------------------------      |
                                                       |
         99.9899% limited                              |
         partner interest                              |
                                                       |
                      ---------------------  -----------
                      Operating Partnership
      --------------  ---------------------  -----------------------
      |                             |                               |
      |                             |                               |
      |                             |                               |
-----------------           ---------------------         --------------------
Suburban Sales              Suburban @ Home, Inc.         Gas Connection, Inc.
and Service, Inc.           (Subsidiary)                  (Subsidiary)
(Subsidiary)
-----------------           ---------------------         --------------------

                             SUMMARY FINANCIAL DATA

                                                          Year Ended                                   Six Months Ended
                                      --------------------------------------------------      ----------------------------------
                                        Sept. 27,          Sept. 26,         Sept. 25,          March 27,            March 25,
                                           1997              1998               1999              1999                  2000
                                           ----              ----               ----              ----                  ----
STATEMENT OF OPERATIONS DATA
Revenues..............................$     771,131      $     667,287     $     619,778      $     383,194        $     491,342
Depreciation and amortization.........       37,307             36,531            34,906             17,512               18,890
Restructuring charge..................        6,911                  -                 -                  -                    -
Recapitalization cost.................            -                  -            18,903                  -                    -
Gain on sale of assets................            -                  -                 -                  -               10,328
Income before interest
   expenses and income taxes..........       47,763             68,814            53,272             78,740               87,030
Interest expense, net.................       33,979             30,614            30,765             15,183               19,642
Provision for income taxes............          190                 35                68                 26                   92
Net Income............................       13,594             38,165            22,439             63,531               67,296
Net Income per Unit...................$       0.46       $       1.30      $       0.83       $       2.17         $       2.96

BALANCE SHEET DATA (END OF PERIOD)
Current assets........................$     104,361      $     132,781     $      78,637      $     171,492        $     149,900
Total assets..........................      745,634            729,565           659,220            760,602              805,615
Current liabilities...................       96,701             91,550           103,006             81,214              109,913
Long-term debt........................      427,970            427,897           427,634            428,268              524,563
Other long-term liabilities...........       79,724             62,318            60,194             61,463               58,922
Partners' capital - General Partner...       12,830             24,488             2,044             25,318                2,919
Partners' capital - Limited Partners..      128,409            123,312            66,342            164,339              109,298

STATEMENT OF CASH FLOW DATA
Cash provided by (used in)
Operating activities..................$      58,848      $      70,073     $      81,758      $      45,313        $      15,223
Investing activities..................$     (20,709)     $       2,900     $     (12,241)     $      (8,240)       $     (88,372)
Financing activities..................$     (37,734)     $     (32,490)    $    (120,944)     $     (22,050)       $      77,543

OTHER DATA
EBITDA (a)............................$      85,070      $     105,345     $      88,178      $      96,252        $     105,920
Capital expenditures
Maintenance and growth................$      24,888      $      12,617     $      11,033      $       5,856        $       9,372
Acquisitions..........................$       1,880      $       4,041     $       4,768      $       4,336        $      97,684

Retail propane gallons sold...........      540,799            529,796           524,276            332,648              332,381


---------------------

(a) EBITDA (earnings before interest, taxes, depreciation and amortization) represents income before interest expense and income taxes plus depreciation and amortization. EBITDA, which is not an alternative to net income, is included solely because it provides additional information for evaluating our ability to pay our minimum required quarterly distribution.

                                  THE OFFERING

Title.............................  Common units representing limited partner interests.

Securities Offered................  2,175,000 common units assuming the underwriter's over-allotment option is not exercised.

Units Outstanding after the
Offering..........................  24,453,587 common units if the underwriter's over-allotment option is not exercised.

                                    If the underwriter's over-allotment is
                                    exercised in full:

                                    o        325,000 additional common units
                                             will be issued; and

                                    o        24,778,587 common units will be
                                             outstanding.

Price.............................  $_______________ for each common unit representing a limited partner interest.

New York Stock Exchange Trading
Symbol............................  SPH

Use of Proceeds...................  We estimate that we will receive approximately $40,567,000 from the sale of the common units, or $46,703,000 if the underwriter's over-allotment option is exercised in full, in each case, after deducting the underwriting discount and offering expenses. We intend to use the net proceeds for general partnership purposes, including, where appropriate opportunities arise, future acquisitions. Pending application for these purposes, the proceeds will be used to reduce outstanding bank borrowings.

                    RATIO OF TAXABLE INCOME TO DISTRIBUTIONS

                     We estimate that if you buy common units in this offering and own those common units from the purchase date through December 31, 2004, you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be not more than 20% of the cash distributed attributable to that period. We further estimate that for taxable years ending after December 31, 2004, the taxable-income allocable to the unitholders will be a much larger percentage of cash distributed to unitholders. These estimates are based upon the assumption that our gross income from operations will approximate the amount required to make our minimum quarterly distributions. These estimates, and the underlying assumptions, also are subject to, among other things, numerous business, economic, regulatory, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and certain tax reporting positions that we have adopted and with which the Internal Revenue Service could disagree. Accordingly, we cannot assure you that the estimates will prove to be correct. The actual percentage could be higher or lower, and any differences could be significant and could materially affect the market value of the common units.

                                  RISK FACTORS

           Before you invest in our common units, you should be aware that there are various risks in doing so, including those described below. You should carefully consider these risk factors, together with all the other information included or incorporated by reference in this prospectus. If any of the events described in these risk factors or elsewhere in this prospectus actually occurs, then our business, results of operations or financial condition could be materially adversely affected. In that event, we may be unable to make distributions to our unitholders, the trading price of the common units may decline and you may lose all or part of your investment.

RISKS INHERENT IN OUR BUSINESS

SINCE WEATHER CONDITIONS MAY ADVERSELY AFFECT DEMAND FOR PROPANE, OUR FINANCIAL CONDITION IS VULNERABLE TO WARM WINTERS

           Weather conditions have a significant impact on the demand for propane for both heating and agricultural purposes. Many of our customers rely heavily on propane as a heating fuel. The volume of propane sold is at its highest during the six-month peak heating season of October through March and is directly affected by the severity of the winter. Typically, we sell approximately two-thirds of our retail propane volume during the peak heating season.

           In addition, actual weather conditions can vary substantially from year to year, significantly affecting our financial performance. For example, temperatures during fiscal 1999 were 8% warmer than normal and 1% warmer than temperatures during fiscal 1998 as reported by the National Oceanic and Atmospheric Administration. In fiscal 1999, revenues were 7.1% lower than during fiscal 1998 principally attributable to lower product costs which resulted in lower selling prices and, to a lesser extent, a decrease in retail gallons sold due to warmer temperatures during the winter heating season. The El Nino weather phenomenon impacted weather conditions during fiscal 1998. Temperatures during fiscal 1998 were 4% warmer than normal and 4% warmer than fiscal 1997. In fiscal 1998, our revenues were 13.5% lower than in fiscal 1997 principally due to lower propane prices (because of lower propane costs) and, to a lesser extent, due to the warmer than normal temperatures. Furthermore, variations in weather in one or more regions in which we operate can significantly affect the total volume of propane we sell and, consequently, our results of operations. Variations in the weather in the Northeast, where we have a greater concentration of higher margin residential accounts, generally have a greater impact on our operations than variations in the weather in other markets. Our ability to pay distributions to unitholders depends on the cash generated by our operating partnership. The operating partnership's financial performance is affected by weather conditions. As a result, we cannot assure you that the weather conditions in any quarter or year will not have a material adverse effect on our operations or that our available cash will be sufficient to pay distributions to unitholders.

SUDDEN PROPANE PRICE INCREASES MAY ADVERSELY AFFECT OUR OPERATING RESULTS

           The retail propane business is a "margin-based" business in which gross profits depend on the excess of sales prices we receive over our propane supply costs. Propane is a commodity, and its unit price is subject to volatile changes in response to changes in supply or other market conditions over which we have no control. In general, product supply contracts permit suppliers to charge posted prices at the time of delivery or the current prices established at major storage points such as Mont Belvieu, Texas and Conway, Kansas. Since we may not be able to pass on to our customers immediately, or in full, all increases in our wholesale cost of propane, these increases could reduce our gross profits. We engage in transactions to hedge product costs from time to time in an attempt to reduce cost volatility, although to date these activities have not been significant. We cannot assure you that future volatility in propane supply costs will not have a material adverse effect on our gross profits, income and cash flow or our available cash required to make distributions to our unitholders.

BECAUSE OF THE HIGHLY COMPETITIVE NATURE OF THE RETAIL PROPANE BUSINESS, WE MAY NOT BE ABLE TO MAINTAIN EXISTING CUSTOMERS OR ACQUIRE NEW CUSTOMERS, WHICH COULD HAVE AN ADVERSE IMPACT ON OUR OPERATING RESULTS AND FINANCIAL CONDITION

           The retail propane industry is mature and highly competitive. We expect overall demand for propane to remain relatively constant over the next several years, with year-to-year industry volumes being affected primarily by weather patterns and with competition intensifying during warmer than normal winters.

           We compete with other distributors of propane, including a number of large national and regional firms and several thousand small independent firms. Propane also competes with other sources of energy, some of which are less costly for equivalent energy value. For example:

         o Electricity is a major competitor of propane, but propane generally enjoys a competitive price advantage over electricity.

         o Natural gas is a significantly less expensive source of energy than propane. As a result, except for some industrial and commercial applications, propane is generally not economically competitive with natural gas in areas where natural gas pipelines already exist. The gradual expansion of the nation's natural gas distribution systems has made natural gas available in many areas that previously depended upon propane.

         o Fuel oil competes with propane, but to a lesser extent than natural gas.

         o        Other alternative energy sources may develop in the future.

           As a result of the highly competitive nature of the retail propane business, our growth within the industry depends on our ability to acquire other retail distributors, open new customer service locations, add new customers and retain existing customers. We believe our ability to compete effectively depends on reliability of service, responsiveness to customers and our ability to maintain competitive retail prices.

IF WE DO NOT MAKE ACQUISITIONS ON ECONOMICALLY ACCEPTABLE TERMS, OUR FUTURE GROWTH MAY BE LIMITED

           The retail propane industry is mature, and we foresee only limited growth in total retail demand for propane. Because of long-standing customer relationships that are typical in our industry, the inconvenience of switching tanks and suppliers and propane's higher cost relative to other energy sources, such as natural gas, it may be difficult for us to acquire new retail customers except through acquisitions. As a result, we expect our growth to depend upon our ability to acquire other retail propane distributors and to successfully integrate them into our existing operations and to make cost-saving changes. Our ability to incur debt to finance acquisitions may be restricted by some of the covenants contained in our debt agreements. In addition, our access to capital, our ability to make distributions to our unitholders and our acquisition activities also may be limited to the extent that our operating and financial results are adversely affected by warm winter weather or other factors.

ENERGY EFFICIENCY AND TECHNOLOGY ADVANCES MAY AFFECT DEMAND FOR PROPANE

           The national trend toward increased conservation and technological advances, including installation of improved insulation and the development of more efficient furnaces and other heating devices, has adversely affected the demand for propane by retail customers. Future technological advances in heating, conservation and energy generation may affect our financial condition and results of operations.

OUR RESULTS OF OPERATIONS AND FINANCIAL CONDITION MAY BE ADVERSELY AFFECTED BY GOVERNMENTAL REGULATION AND ASSOCIATED ENVIRONMENTAL AND REGULATORY COSTS

           The propane business is subject to a wide range of federal and state laws and regulations related to environmental, health and safety and other regulated matters. We have implemented environmental and health and safety programs and policies designed to avoid potential liability and costs under applicable environmental laws. It is possible, however, that we will have increased costs due to stricter pollution control requirements or liabilities resulting from non-compliance with operating or other regulatory permits. New environmental and health and safety regulations might adversely impact our operations, storage and transportation of propane. It is possible that material costs and liabilities will be incurred, including those relating to claims for damages to property and persons.

WE ARE SUBJECT TO OPERATING HAZARDS AND LITIGATION RISKS THAT COULD ADVERSELY AFFECT OUR OPERATING RESULTS TO THE EXTENT NOT COVERED BY INSURANCE

           Our operations are subject to all operating hazards and risks normally associated with handling, storing and delivering combustible liquids such as propane. As a result, we have been, and are likely to continue to be, a defendant in various legal proceedings and litigation arising in the ordinary course of business. We are self-insured for general and product, workers' compensation and automobile liabilities up to predetermined amounts above which third party insurance applies. We believe that the self-insured retentions and coverage we maintain are reasonable and prudent. However, we cannot guarantee that our insurance will be adequate to protect us from all material expenses related to potential future claims for personal injury and property damage or that these levels of insurance will be available at economical prices.

RISKS INHERENT IN AN INVESTMENT IN SUBURBAN

CASH DISTRIBUTIONS ARE NOT GUARANTEED AND MAY FLUCTUATE WITH OUR PERFORMANCE AND OTHER EXTERNAL FACTORS

           Because distributions on the common units are dependent on the amount of cash generated, distributions may fluctuate based on our performance. The actual amount of cash that is available will depend upon numerous factors, including:

         o        winter weather conditions;

         o        cash flow generated by operations;

         o        required principal and interest payments on our debt;

         o        the costs of acquisitions;

         o        restrictions contained in our debt instruments;

         o        issuances of debt and equity securities;

         o        fluctuations in working capital;

         o        capital expenditures;

         o        prevailing economic conditions; and

         o financial, business and other factors, a number of which will be beyond our control.

           Cash distributions are dependent primarily on cash flow, including from reserves, and not on profitability, which is affected by non-cash items. Therefore, cash distributions might be made during periods when we record losses and might not be made during periods when we record profits.

           Our partnership agreement gives our Board of Supervisors broad discretion in establishing reserves for, among other things, the proper conduct of our business. These reserves will also affect the amount of cash available for distributions.

OUR DEBT AGREEMENTS MAY LIMIT OUR ABILITY TO MAKE DISTRIBUTIONS TO UNITHOLDERS AND OUR FINANCIAL FLEXIBILITY

           As of March 25, 2000, we had outstanding $425 million of senior promissory notes and $107 million of borrowings under our bank credit facility. As a result, we have indebtedness that is substantial in relation to our partners' equity. The notes and our bank credit agreement contain restrictive covenants that limit our ability to incur additional debt and to engage in specified transactions. The covenants specify that we must retain a debt to EBITDA ratio of at least 5.1 to 1.0 or we will default. We will not be able to make any distributions to our unitholders if there is or will be an event of default under our debt agreements. The amount and terms of our debt may adversely affect our ability to finance future operations and capital needs, limit our ability to pursue acquisitions and other business opportunities and make our results of operations more susceptible to adverse economic conditions. We may in the future incur additional debt to finance acquisitions or for general business purposes, which could result in a significant increase in our leverage. The payment of principal and interest on our debt will reduce the cash available to make distributions on the common units. Our ability to make principal and interest payments depends on our future performance, which is subject to many factors, some of which are outside our control.

IF WE ISSUE ADDITIONAL LIMITED PARTNER INTERESTS AS CONSIDERATION FOR ACQUISITIONS, THE EXISTING INTERESTS OF UNITHOLDERS WILL BE DILUTED

           Our partnership agreement generally allows us to issue additional limited partner interests and other equity securities without the approval of the unitholders. However, we may not issue equity securities ranking senior to the common units or more than an aggregate of 9,375,000 additional common units or equivalent units at any time prior to March 31, 2001 without the approval of the holders of at least a majority of the outstanding common units. These limitations do not apply to issuances in connection with an acquisition or a capital improvement that is accretive or in connection with the repayment of certain indebtedness.

           Our general partner, Suburban Energy Services Group LLC, has the right to purchase common units, or other equity securities whenever, and on the same terms that, we issue securities or rights to persons other than the general partner and its affiliates, to the extent necessary to maintain the percentage interest of the general partner and its affiliates that existed immediately prior to each issuance. Other holders of common units do not have similar rights. Therefore, when we issue additional common units or securities ranking on a parity with the common units, your proportionate partnership interest will decrease, and the amount of cash distributed on each common unit and the market price of common units could decrease. The issuance of additional common units will also diminish the relative voting strength of each previously outstanding unit.

RISKS ARISING FROM OUR PARTNERSHIP STRUCTURE AND RELATIONSHIPS WITH OUR GENERAL PARTNER

UNITHOLDERS HAVE LIMITED VOTING RIGHTS

           A Board of Supervisors manages our operations. Holders of common units have only limited voting rights on matters affecting our business. One of these limitations on voting rights allows holders of common units to elect only three of the five members of our Board of Supervisors, and elections are only held every three years (with the next election to be held in 2003).

           The other two members of the Board of Supervisors are appointed by our general partner. Common unitholders have no right to elect our general partner, and the general partner cannot be removed except upon, among other things, the vote of the holders of at least a majority of the then outstanding common units and the approval of a successor general partner by the holders of at least a majority of the then outstanding common units.

PERSONS OWNING 20% OR MORE OF THE COMMON UNITS CANNOT VOTE UNITS REPRESENTING MORE THAN 20%

           If, at any time, any person or group beneficially owns more than 20% of the total common units outstanding, any common units owned by that person or group in excess of 20% may not be voted on any matter. This provision may:

         o discourage a person or group from attempting to remove the general partner or otherwise changing management; and

         o reduce the price at which the common units will trade under some circumstances.

UNITHOLDERS MAY BE REQUIRED TO SELL THEIR UNITS TO THE GENERAL PARTNER AT AN UNDESIRABLE TIME OR PRICE

           If at any time less than 20% of the outstanding units of any class are held by persons other than the general partner and its affiliates, the general partner will have the right to acquire all, but not less than all, of those units at a price no less than their then-current market price. As a consequence, a unitholder may be required to sell his common units at an undesirable time or price. The general partner may assign this purchase right to any of its affiliates or to Suburban.

THE GENERAL PARTNER CAN PROTECT ITSELF AGAINST DILUTION

           Whenever we issue equity securities to any person other than the general partner and its affiliates, the general partner has the right to purchase additional limited partnership interests on the same terms to maintain its percentage interest in Suburban. No other unitholder has a similar right. Therefore, only the general partner may protect itself against dilution caused by the issuance of additional equity securities.

UNITHOLDERS MAY NOT HAVE LIMITED LIABILITY IN SOME CIRCUMSTANCES AND MAY BE LIABLE FOR THE RETURN OF SOME DISTRIBUTIONS

           A number of states have not clearly established limitations on the liabilities of limited partners for the obligations of a limited partnership. The unitholders might be held liable for our obligations as if they were general partners if:

         o a court or government agency determined that we were conducting business in the state but had not complied with the state's limited partnership statute; or

         o unitholders' rights to act together to remove or replace the general partner or take other actions under the partnership agreement constitute "participation in the control" of our business for purposes of the state's limited partnership statute.

UNITHOLDERS MAY HAVE LIABILITY TO REPAY DISTRIBUTIONS

           Unitholders will not be liable for assessments in addition to their initial capital investment in the common units. Under specific circumstances, however, unitholders may have to repay to us amounts wrongfully returned or distributed to them. Under Delaware law, we may not make a distribution to unitholders if the distribution causes our liabilities to exceed the fair value of our assets. Liabilities to partners on account of their partnership interests and non-recourse liabilities are not counted for purposes of determining whether a distribution is permitted. Delaware law provides that a limited partner who receives a distribution of this kind and knew at the time of the distribution that the distribution violated Delaware law will be liable to the limited partnership for the distribution amount for three years from the distribution date. Under Delaware law, an assignee who becomes a substituted limited partner of a limited partnership is liable for the obligations of the assignor to make contributions to the partnership. However, such an assignee is not obligated for liabilities unknown to him at the time he or she became a limited partner if the liabilities could not be determined from the partnership agreement.

OUR GENERAL PARTNER HAS PLEDGED THE GENERAL PARTNER INTERESTS IN SUBURBAN AS SECURITY FOR A BANK LOAN AND THE OPERATING PARTNERSHIP HAS AGREED TO PURCHASE THE BANK LOAN IF AN EVENT OF DEFAULT OCCURS

           As part of our recapitalization in May 1999, our general partner purchased all the general partner interests and incentive distribution rights held by our former general partner, Suburban Propane GP, Inc., for $6.0 million. Our general partner obtained the necessary funds from a loan provided by Mellon Bank, N.A. The loan has a term of five years and bears interest payable quarterly at a rate equal to LIBOR plus 2%. The loan is secured by a pledge of the general partner's interests in us and in our operating partnership. Under the pledge agreement, Mellon may foreclose on and sell the general partner's interests that serve as collateral if an event of default occurs and is continuing under the loan. The purchaser in the foreclosure sale would become our general partner, and the general partner of the operating partnership, with all the related rights and duties. Our existence and that of our operating partnership would continue in accordance with the terms of our partnership agreement under these circumstances.

           Our operating partnership has agreed to purchase the loan from Mellon if an event of default occurs under the loan. It has also agreed to reserve availability under its bank credit facility for this purpose, which reduces borrowing ability for working capital needs or other purposes. If the loan is purchased, we or the operating partnership may cause to be forfeited and cancelled up to all of the 596,821 units held in a benefits protection trust established pursuant to a compensation deferral plan for the benefit of officers and senior management who are the owners of the general partner.

TAX RISKS

           For a general discussion of the expected federal income tax consequences of owning and disposing of common units, see "Tax Considerations".

TAX TREATMENT IS DEPENDENT ON PARTNERSHIP STATUS

           The availability to a common unitholder of the federal income tax benefits of an investment in the common units depends, in large part, on our classification as a partnership for federal income tax purposes. Based on certain representations of the general partner and Suburban, Weil, Gotshal & Manges LLP, our tax counsel, is of the opinion that, under current law, we will be classified as a partnership for federal income tax purposes. However, no ruling from the IRS as to this status has been or is expected to be requested. Instead, we are relying on the opinion of our tax counsel, which is not binding on the IRS.

           If, contrary to the opinion of our tax counsel, we were classified as an association taxable as a corporation for federal income tax purposes, we would be required to pay tax on our income at corporate tax rates (currently a 35% federal rate). Distributions to the common unitholders would generally be taxed a second time as corporate distributions, and no income, gains, losses or deductions would flow through to the unitholders. Because a tax would be imposed upon us as an entity, the cash available for distribution to the common unitholders would be substantially reduced. Treatment of us as a taxable entity would cause a material reduction in the anticipated cash flow and after-tax return to the common unitholders, likely causing a substantial reduction in the value of the common units.

           We cannot guarantee that the law will not be changed so as to cause us to be treated as an association taxable as a corporation for federal income tax purposes or otherwise to be subject to entity-level taxation. Our partnership agreement provides that if a law is enacted or existing law is modified or interpreted in a manner that subjects us to taxation as a corporation or otherwise subjects us to entity-level taxation for federal, state or local income tax purposes, certain provisions of our partnership agreement will be subject to change. These changes would include a decrease in the minimum quarterly distribution and the target distribution levels to reflect the impact of this law on us.

WE HAVE NOT REQUESTED AN IRS RULING REGARDING OUR CLASSIFICATION AS A
PARTNERSHIP

           We have not requested a ruling from the IRS with respect to our classification as a partnership for federal income tax purposes, whether our propane operations generate "qualifying income" under Section 7704 of the Internal Revenue Code or any other matter affecting us. Accordingly, the IRS may adopt positions that differ from the conclusions of our tax counsel expressed in this prospectus or the positions taken by us. It may be necessary to resort to administrative or court proceedings in an effort to sustain some or all of our tax counsel's conclusions or the positions taken by us. A court may not concur with some or all of our conclusions. Any contest with the IRS may materially and adversely impact the market for the common units and the prices at which they trade. In addition, the costs of any contest with the IRS will be borne directly or indirectly by some or all of the unitholders and the general partner.

A UNITHOLDER'S TAX LIABILITY COULD EXCEED CASH DISTRIBUTIONS ON ITS UNITS

           A unitholder will be required to pay federal income taxes and, in some cases, state and local income taxes on its allocable share of our income, even if it receives no cash distributions from us. We cannot guarantee that a unitholder will receive cash distributions equal to its allocable share of our taxable income or even the tax liability to it resulting from that income. Further, a unitholder may incur a tax liability, in excess of the amount of cash received, upon the sale of its common units.

OWNERSHIP OF COMMON UNITS MAY HAVE ADVERSE TAX CONSEQUENCES FOR TAX-EXEMPT ORGANIZATIONS AND CERTAIN OTHER INVESTORS

           Investment in common units by certain tax-exempt entities, regulated investment companies and foreign persons raises issues unique to them. For example, virtually all of our taxable income allocated to organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, will be unrelated business taxable income and thus will be taxable to the unitholder. Very little of our income will be qualifying income to a regulated investment company. Distributions to foreign persons will be reduced by withholding taxes.

THERE ARE LIMITS ON THE DEDUCTIBILITY OF LOSSES

           In the case of taxpayers subject to the passive loss rules (generally, individuals and closely held corporations), any losses generated by us will only be available to offset our future income and cannot be used to offset income from other activities, including other passive activities or investments. Unused losses may be deducted when the unitholder disposes of its entire investment in us in a fully taxable transaction with an unrelated party. A unitholder's share of our net passive income may be offset by unused losses from us carried over from prior years, but not by losses from other passive activities, including losses from other publicly traded partnerships.

TAX SHELTER REGISTRATION COULD INCREASE RISK OF POTENTIAL AUDIT BY THE IRS

           We are registered with the IRS as a "tax shelter". The IRS has issued us the following tax shelter registration number: 96080000050. Issuance of the registration number does not indicate that an investment in us or the claimed tax benefits have been reviewed, examined or approved by the IRS. We cannot guarantee that we will not be audited by the IRS or that tax adjustments will not be made. The rights of a unitholder owning less than a 1% profits interest in us to participate in the income tax audit process are very limited. Further, any adjustments in our tax returns will lead to adjustments in the unitholders' tax returns and may lead to audits of unitholders' tax returns and adjustments of items unrelated to us. Each unitholder would bear the cost of any expenses incurred for an examination of its personal tax return.

TAX GAIN OR LOSS ON DISPOSITION OF COMMON UNITS COULD BE DIFFERENT THAN EXPECTED

           A unitholder who sells common units will recognize gain or loss equal to the difference between the amount realized, including its share of our nonrecourse liabilities, and its adjusted tax basis in the common units. Prior distributions in excess of cumulative net taxable income allocated for a common unit which decreased a unitholder's tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder's tax basis in that common unit, even if the price is less than the unit's original cost. A portion of the amount realized, whether or not representing gain, may be ordinary income. Furthermore, should the IRS successfully contest some conventions used by us, a unitholder could recognize more gain on the sale of common units than would be the case under those conventions, without the benefit of decreased income in prior years.

REPORTING OF PARTNERSHIP TAX INFORMATION IS COMPLICATED AND SUBJECT TO AUDITS

           We will furnish each unitholder with a Schedule K-l that sets forth its allocable share of income, gains, losses and deductions. In preparing these schedules, we will use various accounting and reporting conventions and adopt various depreciation and amortization methods. We cannot guarantee that these schedules will yield a result that conforms to statutory or regulatory requirements or to administrative pronouncements of the IRS. Further, our tax return may be audited, which could result in an audit of a unitholder's individual tax return and increased liabilities for taxes because of adjustments resulting from the audit.

THERE IS A POSSIBILITY OF LOSS OF TAX BENEFITS RELATING TO NONUNIFORMITY OF COMMON UNITS AND NONCONFORMING DEPRECIATION CONVENTIONS

           Because we cannot match transferors and transferees of common units, uniformity of the economic and tax characteristics of the common units to a purchaser of common units of the same class must be maintained. To maintain uniformity and for other reasons, we have adopted certain depreciation and amortization conventions which conform to Treasury Regulations under Section 743(b) of the Internal Revenue Code effective for purchases of common units on or after December 15, 1999. However, for purchases of common units prior to December 15, 1999, these conventions do not conform with all aspects of certain proposed and final Treasury Regulations. A successful challenge to those conventions by the IRS could adversely affect the amount of tax benefits available to a purchaser of common units and could have a negative impact on the value of the common units.

THERE ARE STATE, LOCAL AND OTHER TAX CONSIDERATIONS

           In addition to United States federal income taxes, unitholders will likely be subject to other taxes, such as state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which the unitholder resides or in which we do business or own property. A unitholder will likely be required to file state and local income tax returns and pay state and local income taxes in some or all of the various jurisdictions in which we do business or own property and may be subject to penalties for failure to comply with those requirements. It is the responsibility of each unitholder to file all United States federal, state and local tax returns that may be required of him. Our tax counsel has not rendered an opinion on the tax consequences of an investment in us other than the United States federal income tax consequences.

UNITHOLDERS MAY HAVE NEGATIVE TAX CONSEQUENCES IF WE DEFAULT ON OUR DEBT OR SELL ASSETS

           If we default on any of our debt, the lenders will have the right to sue us for non-payment. This could cause an investment loss and negative tax consequences for unitholders through the realization of taxable income by unitholders without a corresponding cash distribution. Likewise, if we were to dispose of assets and realize a taxable gain while there is substantial debt outstanding and proceeds of the sale were applied to the debt, unitholders could have increased taxable income without a corresponding cash distribution.

                                USE OF PROCEEDS

           We estimate that we will receive approximately $40,567,000 from the sale of the 2,175,000 common units that we are offering, or approximately $46,703,000 if the underwriter's over-allotment option is exercised in full, in each case after deducting the underwriting discount and offering expenses. We will use the net proceeds for our general partnership purposes, which may include working capital, capital expenditures and debt reduction. In addition, if appropriate opportunities arise, we may use a portion of the proceeds to finance one or more acquisitions of other propane distributors or companies in related businesses. Although we are continually investigating possible acquisitions in furtherance of our business strategy, we have no existing commitments, agreements or understandings with respect to any particular acquisition. Pending application for these purposes, the net proceeds will be used to reduce outstanding revolving credit borrowings under our bank credit facility. Borrowings under that facility bear interest at a variable rate based, at our option, upon either LIBOR plus a margin, the federal funds rate plus 1/2 of 1% or the prime lending rate announced from time to time by First Union National Bank.

               PRICE RANGE OF COMMON UNITS AND CASH DISTRIBUTIONS

           The common units are listed and traded on the NYSE under the symbol "SPH". The following table presents, for the periods indicated, the high and low sales prices per common unit, as reported on the NYSE Composite Tape, and the amount of cash distributions paid per common unit.

                                                                                PRICE RANGE
                                                                                -----------                          CASH
                                                                         HIGH                  LOW               DISTRIBUTION
                                                                         ----                  ---               ------------
1997 FISCAL YEAR
   First Quarter ended December 28, 1996                               $21.88               $18.75                   $0.50
   Second Quarter ended March 29, 1997                                 $20.63               $17.75                   $0.50
   Third Quarter ended June 28, 1997                                   $18.75               $17.00                   $0.50
   Fourth Quarter ended September 27, 1997                             $20.19               $18.06                   $0.50

1998 FISCAL YEAR
   First Quarter ended December 27, 1997                               $20.56               $15.38                   $0.50
   Second Quarter ended March 28, 1998                                 $20.00               $17.50                   $0.50
   Third Quarter ended June 27, 1998                                   $19.50               $18.00                   $0.50
   Fourth Quarter ended September 26, 1998                             $20.00               $17.56                   $0.50

1999 FISCAL YEAR
   First Quarter ended December 26, 1998                               $19.94               $17.13                   $0.50
   Second Quarter ended March 27, 1999                                 $20.13               $18.00                   $0.50
   Third Quarter ended June 26, 1999                                   $20.50               $17.94                   $0.5125
   Fourth Quarter ended September 25, 1999                             $20.75               $19.00                   $0.5125

2000 FISCAL YEAR
   First Quarter ended December 25, 1999                               $20.63               $16.50                  $0.525
   Second Quarter ended March 25, 2000                                 $20.00               $16.44                  $0.525
   Third Quarter ended June 24, 2000                                   $20.15               $18.38                  $0.525


                                CAPITALIZATION

           The following presents our capitalization of as of March 25, 2000, and as adjusted to give effect to our sale of the 2,175,000 common units offered by this prospectus and our receipt of the estimated net proceeds from that sale.

                                                                                   March 25, 2000
                                                              -------------------------------------------------------
                                                                                    (unaudited)
                                                                  Historical                            As Adjusted
                                                                  ----------                            -----------
                                                                                   (In thousands)
Liabilities:
   Short-term debt........................................       $   10,000                              $    10,000
   Long-term debt.........................................          524,563                                  524,563

Partners' Capital:
   Common unitholders.....................................          110,055                                  150,622
   General partner........................................            2,919                                    2,919
   Common units held in trust, at cost....................           11,567                                   11,567
   Deferred compensation trust............................          (11,567)                                 (11,567)
   Unearned compensation..................................             (757)                                    (757)
                                                              -------------                            -------------
   Total partners' capital................................          112,217                                  152,784
                                                              -------------                            -------------

        Total capitalization..............................    $     646,780                            $     687,347
                                                              =============                            =============

                            SELECTED FINANCIAL DATA

           The following table presents selected condensed consolidated historical financial data of Suburban and its predecessor company, Quantum Chemical Corporation. Suburban and its operating partnership were formed in 1995 to acquire and operate the propane business and assets of Suburban Propane, a division of Quantum, then owned by Hanson PLC. Suburban Propane had been continuously engaged in the retail propane business since 1928 and had been owned by Quantum since 1983. The selected condensed consolidated historical financial data of the predecessor company and the annual selected condensed consolidated historical financial data of Suburban have been derived from the audited financial statements of Quantum and Suburban, respectively. All amounts in the table below, except per unit data, are in thousands.

                                              Predecessor Company                                  Suburban (a)
                                    ----------------------------------    ----------------------------------------------------------
                                                October 1,  March 5,
                                      Year         1995       1996
                                      Ended      through     through                 Year Ended                Six Months Ended
                                    Sept. 30,    March 4,   Sept. 28,     Sept. 27,   Sept. 26,  Sept. 25    March 27,   March 25,
                                      1995         1996       1996           1997       1998       1999         1999       2000
                                      ----         ----       ----           ----       ----       ----         ----       ----

STATEMENT OF OPERATIONS DATA
Revenues.........................    $ 633,620   $ 383,999   $ 323,947     $ 771,131   $ 667,287  $ 619,778   $ 383,194   $ 491,342
Depreciation and amortization....       34,055      14,816      21,046        37,307      36,531     34,906      17,512      18,890
Restructuring charge.............            -           -       2,340         6,911           -          -           -           -
Recapitalization cost............            -           -           -             -           -     18,903           -           -
Gain on sale of assets...........            -           -           -             -           -          -           -      10,328
Income (loss) before interest
   expense and income taxes......       55,544      61,796      (3,464)       47,763      68,814     53,272      78,740      87,030
Interest expense, net............            -           -      17,171        33,979      30,614     30,765      15,183      19,642
Provision for income taxes.......       25,299      28,147         147           190          35         68          26          92
Net income (loss)................       30,245      33,649     (20,782)       13,594      38,165     22,439      63,531      67,296
Net income (loss) per Unit (b)...            -           -   $   (0.71)    $    0.46   $    1.30  $    0.83   $    2.17   $    2.96

BALANCE SHEET DATA (END OF PERIOD)
Current assets...................       78,846               $ 120,692     $ 104,361   $ 132,781  $  78,637   $ 171,492   $ 149,900
Total assets.....................      705,686                 776,651       745,634     729,565    659,220     760,602     805,615
Current liabilities..............       69,872                 101,826        96,701      91,550    103,006      81,214     109,913
Long-term debt...................            -                 428,229       427,970     427,897    427,634     428,268     524,563
Other long-term liabilities......       77,579                  81,917        79,724      62,318     60,194      61,463      58,922
Predecessor Equity...............      558,235           -           -             -           -          -           -           -
Partners' capital - General Partner          -           -       3,286        12,830      24,488      2,044      25,318       2,919
Partners' capital - Limited
  Partners.......................            -           -     161,393       128,409     123,312     66,342     164,339     109,298

STATEMENT OF CASH FLOW DATA
Cash provided by (used in)
Operating activities.............    $  53,717   $  (3,765)  $  62,961     $  58,848   $  70,073  $  81,758   $  45,313   $  15,223
Investing activities.............    $ (22,317)  $ (21,965)  $ (30,449)    $ (20,709)  $   2,900  $ (12,241)  $  (8,240)  $ (88,372)
Financing activities.............    $ (31,562)  $  25,799   $ (13,786)    $ (37,734)  $ (32,490) $(120,944)  $ (22,050)  $  77,543

OTHER DATA
EBITDA (c).......................    $  89,599   $  76,612   $  17,582     $  85,070   $ 105,345  $  88,178   $  96,252   $ 105,920
Capital expenditures (d)
Maintenance and growth...........    $  21,359   $   9,796   $  16,089     $  24,888   $  12,617  $  11,033   $   5,856   $   9,372
Acquisitions.....................    $   5,817   $  13,172   $  15,357     $   1,880   $   4,041  $   4,768   $   4,336   $  97,684

Retail propane gallons sold......      527,269     309,871     257,029       540,799     529,796    524,276     332,648     332,381



----------------
Footnotes on following page.

Notes:
-----

(a) Suburban acquired the propane business and assets of Quantum on March 5, 1996. There are no material differences in the basis of assets and liabilities between Suburban and Quantum.

(b) Net income (loss) per unit is computed by dividing the limited partners' interest in net income (loss) by the number of weighted average units outstanding.

(c) EBITDA (earnings before interest, taxes, depreciation and amortization) represents income (loss) before interest expense and income taxes plus depreciation and amortization. EBITDA, which is not an alternative to net income, is included solely because it provides additional information for evaluating our ability to pay our minimum required quarterly distribution.

(d)        Our capital expenditures fall generally into three categories:

         o maintenance expenditures, which include expenditures for repair and replacement of property, plant and equipment;

         o growth capital expenditures, which include new propane tanks and other equipment to facilitate expansion of Suburban's customer base and operating capacity; and

         o acquisition capital expenditures, which include expenditures related to the acquisition of retail propane operations and a portion of the purchase price allocated to intangibles associated with these acquired businesses.

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

           The following is a discussion of our historical financial condition and results of operations. The discussion should be read in conjunction with the historical consolidated financial statements, including the notes to those financial statements included elsewhere in this prospectus.

GENERAL

           Our retail propane business consists primarily of transporting propane purchased on a year-to-year contract basis and in the spot market, mainly from major oil companies, to our retail distribution outlets and then to storage tanks located on our customers' premises. In our wholesale operations, we sell propane to large industrial end-users and other propane distributors.

PRODUCT COSTS

           The retail propane business is a "margin-based" business where the level of profitability is largely dependent on the difference between retail sales prices and product cost. The unit cost of propane is subject to volatile changes as a result of product supply or other market conditions. Propane unit cost changes can occur rapidly over a short period of time and can impact retail margins. We cannot assure you that we will be able to fully pass on to customers our product cost increases, particularly when those increases occur rapidly.

SEASONALITY

           The retail propane distribution business is seasonal because propane is primarily used for heating in residential and commercial buildings. Historically, we sell approximately two-thirds of our retail propane volume during the six-month peak heating season of October through March. Consequently, sales and operating profits are concentrated in our first and second fiscal quarters. Cash flows from operations, therefore, are greatest during the second and third fiscal quarters when customers pay for propane purchased during the winter heating season. To the extent necessary, we reserve cash from the second and third quarters for distribution to unitholders in the first and fourth fiscal quarters.

WEATHER

           Weather conditions have a significant impact on the demand for propane for both heating and agricultural purposes. Many of our customers rely heavily on propane as a heating fuel. Accordingly, the volume of propane sold is directly affected by the severity of the winter weather which can vary substantially from year to year.

RISK MANAGEMENT

           We engage in hedging transactions to reduce the effect of price volatility on our product costs and to help ensure the availability of propane during periods of short supply. We are currently a party to propane futures contracts on the New York Mercantile Exchange and we enter into forward and option agreements to purchase and sell propane at fixed prices in the future. Our management monitors these activities closely through enforcement of our commodity trading policy. Hedging does not always result in increased product margins and we do not consider hedging activities to be material to our operations or liquidity.

SELECTED QUARTERLY FINANCIAL DATA

           Due to the seasonality of the retail propane business, first and second quarter revenues, gross profit and earnings are consistently greater than the comparable third and fourth quarter results. The following tables present our selected quarterly financial data for the last two fiscal years:

         Fiscal 1999 (unaudited) (in thousands, except per Unit amounts)

                                   First Quarter      Second Quarter       Third Quarter       Fourth Quarter       Fiscal 1999
                                   -------------      --------------       -------------       --------------       -----------
Revenues                                 $161,216           $221,978             $121,905            $114,679            $619,778
Recapitalization Costs                          -                  -              (18,903)                  -             (18,903)
Income (Loss) Before Interest
  Expense and Income Taxes                 23,963             54,777              (17,948)             (7,520)             53,272
Net Income (Loss)                          16,370             47,161              (25,293)            (15,799)             22,439
Net Income (Loss) per Unit                   0.56               1.61                 (.93)               (.70)               0.83
EBITDA(a)                                  32,745             63,507               (9,259)              1,185              88,178
Retail Gallons Sold                       137,603            195,045              103,893              87,735             524,276



         Fiscal 1998 (unaudited) (in thousands, except per Unit amounts)

                                   First Quarter      Second Quarter       Third Quarter       Fourth Quarter       Fiscal 1998
                                   -------------      --------------       -------------       --------------       -----------
Revenues                                 $204,886           $230,429             $125,109            $106,863            $667,287
Income (Loss) Before Interest
  Expense and Income Taxes                 35,025             44,757               (2,925)             (8,043)             68,814
Net Income (Loss)                          26,901             37,011              (10,235)            (15,512)             38,165
Net Income (Loss) per Unit                    .92               1.26                 (.35)               (.53)               1.30
EBITDA(a)                                  44,317             53,930                6,154                 944             105,345
Retail Gallons Sold                       158,278            180,139              100,735              90,644             529,796


----------------

(a) EBITDA (earnings before interest, taxes, depreciation and amortization) represents income (loss) before interest expense and income taxes plus depreciation and amortization. EBITDA should not be considered as an alternative to net income as an indicator of operating performance or as an alternative to cash flow as a measure of liquidity or ability to service debt obligations and is not in accordance with or superior to generally accepted accounting principles. Rather, it provides additional information for evaluating our ability to pay the minimum quarterly distribution to unitholders of $0.50 per unit. Because EBITDA excludes some, but not all, items that affect net income and this measure may vary among companies, the EBITDA data presented above may not be comparable to similarly titled measures of other companies.

RESULTS OF OPERATIONS

SIX MONTHS ENDED MARCH 25, 2000
COMPARED TO SIX MONTHS ENDED MARCH 27, 1999

           Revenues. Our revenues increased 28.2% or $108.1 million to $491.3 million for the six months ended March 25, 2000 compared to $383.2 million for the six months ended March 27, 1999. The overall increase is primarily attributable to higher propane costs resulting in higher sales prices to customers and an increase in the sales of appliances and related products. We sold 332.4 million gallons of propane to retail customers, which is comparable to the amount we sold in the corresponding period in fiscal 1999. Gallons sold remained consistent despite record warmer temperatures, which, nationwide, were 13% warmer than normal during the 2000 period as compared to 9% warmer than normal during the 1999 period. The effect of warmer temperatures was offset by retail volumes associated with the SCANA acquisition and favorable customer gains. Wholesale gallons sold and gallons sold related to price risk management activities increased 22.3% or 25.5 million gallons to 139.5 million gallons, principally resulting from increased market opportunities attributable to a more volatile propane pricing environment.

           Operating Expenses. Operating expenses increased 7.0% or $7.5 million to $114.7 million for the six months ended March 25, 2000 compared to $107.2 million for the six months ended March 27, 1999. The increase in operating expenses is principally attributable to increased payroll and benefit costs resulting from the SCANA acquisition, expansion of retail and service business initiatives and, to a lesser extent, higher vehicle fuel costs.

           General and Administrative Expenses. General and administrative expenses decreased 6.8% or $1.0 million to $13.6 million for the six months ended March 25, 2000 compared to $14.6 million for the six months ended March 27, 1999. The decrease is primarily attributable to lower professional services, principally in the information systems area.

           Income Before Interest Expense and Income Taxes and EBITDA. Results for the six month period include a $10.3 million gain from the sale of assets. Excluding this one-time item, income before interest expense and income taxes decreased $2.0 million to $76.7 million in the six months ended March 25, 2000 compared to $78.7 million in the prior year's comparable period. EBITDA, excluding the one-time item, decreased $0.7 million or 0.7% to $95.6 million. The decreases in income before interest expense and income taxes and in EBITDA are primarily attributable to higher operating expenses associated with the acquisition of SCANA and retail and service business initiatives, partially offset by an increase in gross profit reflecting higher appliance and related product sales.

           Interest Expense. Net interest expense increased $4.4 million to $19.6 million in the six months ended March 25, 2000 compared with $15.2 million in the prior period. The increase is primarily attributable to interest expense on borrowings to fund the acquisition of SCANA.

FISCAL YEAR 1999 COMPARED TO FISCAL YEAR 1998

           Revenues. Our revenues decreased $47.5 million or 7.1% to $619.8 million in fiscal 1999 compared to $667.3 million in fiscal 1998. Revenues from retail propane activities decreased $31.8 million or 6.1% to $491.6 million in fiscal 1999 compared to $524.3 million in fiscal 1998. This decrease is primarily attributable to lower product costs, which resulted in lower selling prices and, to a lesser extent, a decrease in retail gallons sold.

           Overall, higher nationwide inventories of propane, coupled with warmer than normal temperatures during the winter of fiscal 1999, resulted in a significant decrease in the cost of propane when compared to the winter of fiscal 1998. Temperatures during fiscal 1999 were 8% warmer than normal and 1% warmer than fiscal 1998, as reported by National Oceanic and Atmospheric Administration ("NOAA"). Temperatures during October through March of the fiscal 1999 heating season were among the warmest on record, with temperatures nationwide being 9% warmer than normal and 2% warmer than in the prior year.

           Retail gallons sold decreased 1.0% or 5.5 million gallons to 524.3 million gallons in fiscal 1999 compared to 529.8 million gallons in the prior year. The decline in retail gallons sold is principally attributable to warmer temperatures, mostly during the winter heating season, in all areas of our operations.

           Revenues from wholesale and risk management activities decreased $22.5 million or 29.9% to $52.7 million in fiscal 1999 compared to $75.2 million in fiscal 1998. This decrease is attributed to lower product costs which resulted in lower selling prices and to our reduced emphasis on wholesale marketing, due to the low margin nature of the wholesale market.

           Other revenues increased 9.9% or $6.8 million to $75.5 million in fiscal 1999 compared to $68.7 million in fiscal 1998. The increase is attributable to higher sales of appliances and related parts and an increase in service/installation revenues associated with several retail growth initiatives.

           Operating Expenses. Operating expenses remained consistent with fiscal 1999 amounting to $210.2 million compared to $210.4 million in fiscal 1998 as lower payroll, benefits costs and vehicle fuel costs were offset by increased operating expenses associated with several retail growth initiatives.

           General and Administrative Expenses. General and administrative expenses decreased $0.8 million or 2.7% to $29.4 million in fiscal 1999 compared to $30.2 million in the prior year. Fiscal 1998 results reflect a $1.4 million write-off of certain impaired information system assets and a $2.0 million charge related to insurance claims for which insurance coverage was denied. Excluding these non-recurring items, general and administrative expenses increased $2.6 million or 9.7% in fiscal 1999, mainly due to higher information system expenses including costs incurred to address Y2K compliance and the absence of offsetting dividend income of $0.8 million earned in the prior year on the sold investment in the Dixie Pipeline Company.

           Recapitalization Costs. Results for fiscal 1999 reflect expenses of $18.9 million incurred in connection with our recapitalization transactions. Approximately $7.6 million of the recapitalization costs represent amounts paid for financial advisory fees, proxy solicitation fees, legal, accounting and tax service fees and $1.0 million paid to Millennium Chemicals, Inc., the ultimate parent of our former general partner, Suburban Propane GP, Inc., to extend the scheduled closing date for the recapitalization. The $7.6 million includes approximately $0.3 million of expenses paid for the purchase of our former general partner's interests. Approximately $11.3 million of the recapitalization costs reflect compensation expense recognized upon accelerated vesting of 673,165 issued and outstanding restricted units on the closing date of the recapitalization pursuant to the change of control provisions of the restricted unit plan. We also incurred approximately $1.8 million in fees and expenses to amend its senior note agreement. This amount has been deferred and is being amortized over the remaining term of our outstanding senior notes, which is approximately 11.5 years.

           Income Before Interest Expense and Income Taxes and EBITDA. Results for the fiscal year 1999 include $18.9 million of recapitalization costs. Results for fiscal 1998 include a $5.1 million gain from the sale of an investment in the Dixie Pipeline Company, a $1.8 million write-off of impaired assets and a $2.0 million charge related to insurance claims for which insurance coverage was denied. Excluding these one-time items from both periods, income before interest expense and income taxes increased 6.9% or $4.7 million to $72.2 million compared to $67.5 million in the prior period. EBITDA, excluding the one-time items from both periods, increased 2.9% or $3.0 million to $107.1 million compared to $104.1 million in the prior period.

           The improvement in income before interest expense and income taxes and EBITDA is primarily attributable to higher overall gross profit of $5.8 million, partially offset by higher general and administrative expenses. The increase in gross profit principally resulted from higher sales of appliances and related parts and increased service/installation activities attributable to several retail growth initiatives and an increase in gains realized on our product procurement and price risk management activities, including hedging transactions.

           Interest Expense. Net interest expense remained comparable at $30.8 million in fiscal 1999 compared with $30.6 million in the prior year.

FISCAL YEAR 1998 COMPARED TO FISCAL YEAR 1997

           Revenues. Our revenues decreased $103.8 million or 13.5% to $667.3 million in fiscal 1998 compared to $771.1 million in fiscal 1997. Revenues from retail activities decreased $77.1 million or 12.8% to $523.4 million in fiscal 1998 compared to $600.5 million in fiscal 1997. This decrease is primarily attributable to lower product costs which resulted in lower selling prices and, to a lesser extent, a decrease in retail gallons sold.

           Overall, higher nationwide inventories of propane, coupled with warmer than normal temperatures during the winter of fiscal 1998, resulted in a significant decrease in the cost of propane when compared to the winter of fiscal 1997. Temperatures during fiscal 1998 were 4% warmer than normal and 4% warmer than fiscal 1997, as reported by the NOAA, which is attributable to the El Nino weather phenomenon. Temperatures during January and February of the fiscal 1998 heating season were the warmest on record according to the NOAA, which began keeping records over 100 years ago.

           Retail gallons sold decreased 2.0% or 11.0 million gallons to 529.8 million gallons in fiscal 1998 compared to 540.8 million gallons in the prior year. The decline in retail gallons sold is attributable to warmer temperatures during the winter heating season.

           Revenues from wholesale and risk management activities decreased $25.0 million or 25.0% to $75.2 million in fiscal 1998 compared to $100.2 million in fiscal 1997. This decrease is attributable to our reduced emphasis on wholesale marketing, due to the low margin nature of the wholesale market. The decrease in wholesale revenues was partially offset by the increase in our product procurement and price risk management activities which began in the fourth quarter of fiscal 1997. Revenues from risk management activities increased $5.6 million to $13.8 million in 1998 compared to $8.2 million in fiscal 1997. The gallons sold for risk management purposes in fiscal 1998 and 1997 were 40.8 million and 17.0 million, respectively.

           Operating Expenses. Operating expenses decreased $7.6 million or 3.4% to $210.4 million in fiscal year 1998 compared to $218.0 million in the prior year. The decrease is primarily attributable to the continued favorable impact of restructuring activities undertaken during 1997, principally lower payroll and benefit costs.

           General and Administrative Expenses. General and administrative expenses increased $5.9 million or 24.3% to $30.2 million in fiscal 1998 compared to $24.3 million in the prior year. The increase is primarily attributable to a $1.4 million write-off of certain impaired information systems assets, an increase in professional consulting services, mostly in the information systems area, and a $2.0 million charge related to insurance claims for which insurance coverage was denied. The $1.4 million write-off of impaired assets principally represents software and implementation costs incurred under a project to replace our retail/sales system. The project was aborted when our management determined that the software did not have the functionality and flexibility originally represented by the software vendor. As such, we never installed the new software and are continuing to use the existing retail/sales system. The insurance claim resulted from the collapse of our underground propane storage cavern and associated fire that occurred in Hainesville, Texas in November 1995. Third parties who owned interests in nearby oil and gas wells sued us, Millennium and other parties and claimed damage to the wells resulting from the collapse of the underground cavern and alleged brine water migration. Our insurance carrier denied coverage based upon the pollution exclusion endorsement of its policy. We settled this claim in December 1998 for $1.55 million, $0.3 million of which was paid by Millennium.

           Income Before Interest Expense and Income Taxes and EBITDA. Results for the fiscal year 1998 include a $5.1 million gain from the sale of an investment in the Dixie Pipeline Company and a $1.8 million write-off of certain impaired assets. Results for the prior year period include a restructuring charge of $6.9 million. Excluding these one-time items from both periods, income before interest expense and income taxes increased 19.7% or $10.8 million to $65.5 million compared to $54.7 million in the prior period. EBITDA, excluding the one-time items from both periods, increased 10.9% or $10.0 million to $102.0 million compared to $92.0 million in the prior period.

           The improvement in income before interest expense and income taxes and EBITDA is primarily attributable to higher overall gross profit and lower operating expenses partially offset by higher general and administrative expenses. The increase in gross profit principally resulted from overall higher average propane unit margins and the expansion of our product procurement and price risk management activities, including hedging transactions, partially offset by reduced volume of retail propane gallons sold. The overall higher average propane unit margins were attributable to lower product costs, resulting from a less volatile propane market during 1998 and more favorable purchasing contracts which were not fully reflected in lower retail selling prices.

           Interest Expense. Net interest expense decreased $3.4 million to $30.6 million in fiscal 1998 compared with $34.0 million in the prior year. The decrease is attributable to higher interest income on significantly increased cash investments in fiscal 1998 resulting from higher net income, proceeds from the sale of our investment in the Dixie Pipeline Company and, to a lesser extent, improved working capital management and lower product costs.

LIQUIDITY AND CAPITAL RESOURCES

           Due to the seasonal nature of the propane business, cash flows from operating activities are greater during the winter and spring seasons as customers pay for propane purchased during the heating season.

           For the six months ended March 25, 2000, net cash provided by operating activities was $15.2 million compared to $45.3 million in the six months ended March 27, 1999. The decrease of $30.1 million was primarily due to higher working capital requirements resulting from the increased cost of propane.

           Net cash used in investing activities was $88.4 million during the six months ended March 25, 2000, and consisted of acquisition payments of $97.7 million in connection with the SCANA acquisition and capital expenditures of $9.4 million (including $3.6 million for maintenance expenditures and $5.8 million to support the growth of operations), offset by proceeds of $18.7 million from sales of property, plant and equipment, including 23 customer service centers. Net cash used in investing activities was $8.2 million for the six months ended March 27, 1999, and consisted of capital expenditures of $5.9 million (including $1.6 million for maintenance expenditures and $4.3 million to support the growth of operations) and acquisition payments of $4.3 million, offset by $2.0 million from sales of property, plant and equipment.

           Net cash provided by financing activities for the six months ended March 25, 2000 was $77.5 million, principally reflecting borrowings to fund the SCANA acquisition and working capital borrowings, partially offset by distributions to unitholders. Net cash used in financing activities for the six months ended March 27, 1999 was $22.1 million, principally reflecting distributions to unitholders.

           In fiscal 1999, net cash provided by operating activities increased $11.7 million to $81.8 million compared to $70.1 million in fiscal 1998. The increase is primarily due to higher net income of $8.3 million after excluding the non-recurring recapitalization costs of $18.9 million in fiscal 1999 and the $5.1 million gain on the sale of an investment in fiscal 1998, and favorable changes in operating assets and liabilities of $4.2 million, partially offset by lower depreciation and amortization of $1.6 million. Changes in operating assets and liabilities include an increase in accounts payable of $15.2 million primarily attributable to changes in the timing and payment terms on propane purchases partially offset by decreases in accounts receivable of $5.3 million, inventories of $1.7 million and prepaid expenses and other current assets of $2.3 million.

           Net cash used in investing activities was $12.2 million in fiscal 1999, reflecting $11.0 million in capital expenditures, including $3.2 million for maintenance expenditures and $7.8 million to support the growth of operations and $4.8 million of payments for acquisitions, offset by net proceeds of $3.6 million from the sale of property, plant and equipment. Net cash provided by investing activities was $2.9 million in fiscal 1998, consisting of capital expenditures of $12.6 million, including $6.0 million for maintenance expenditures and $6.6 million to support the growth of operations and acquisition payments of $4.0 million, offset by proceeds from the sale of property and equipment of $6.5 million and $13.1 million from the sale of the investment in the Dixie Pipeline Co.

           Net cash used in financing activities in fiscal 1999 was $120.9 million, reflecting $69.0 million paid to our former general partner to redeem all outstanding subordinated units and additional partnership units as part of our recapitalization, $9.4 million of recapitalization costs, $2.1 million of net working capital borrowings under our bank credit facilities and $44.6 million in distributions to unitholders.

           In fiscal 1998, net cash provided by operating activities increased $11.3 million to $70.1 million compared to $58.8 million in fiscal 1997. The increase is primarily due to an increase in net income, exclusive of non-cash items, of $11.2 million. Changes in operating assets and liabilities reflect decreases in accounts receivable of $2.3 million, inventories of $6.3 million and accounts payable of $3.5 million principally due to the lower cost of propane. These decreases were partially offset by an increase in accrued employment and benefit costs of $6.6 million reflecting higher performance-related payroll accruals and an increase in deferred credits and other non-current liabilities of $3.0 million.

           Net cash used in financing activities in fiscal 1998 was $32.5 million, reflecting $44.2 million of distributions to unitholders and $0.3 million in debt repayments partially offset by $12.0 million in additional partnership unit contributions received from our former general partner.

           In fiscal 1997, net cash provided by operating activities decreased $0.3 million or 0.6% to $58.8 million compared to $59.2 million for fiscal year 1996. Cash provided by operating activities during fiscal 1997 reflects increases in cash from accounts receivable of $23.1 million, prepaid and other current assets of $4.9 million and inventories of $11.8 million principally due to lower sales volumes and a resulting decline in propane purchases. These increases were offset by an aggregate decrease in accounts payable, accrued interest and accrued employment and benefit costs of $37.9 million and $4.3 million of cash expenditures incurred in connection with our restructuring in 1997.

           Net cash used in financing activities for fiscal 1997 was $37.7 million, reflecting $47.4 million of distributions by us to unitholders and $0.3 million in debt repayments partially offset by $10.0 million in additional partnership unit contributions from our former general partner.

           In March 1996, our operating partnership issued $425.0 million aggregate principal amount of its senior notes with an interest rate of 7.54%. The senior notes mature June 30, 2011. Principal is repayable in equal annual payments of $42.5 million starting June 30, 2002.

           We have a $175.0 million unsecured bank credit facility, consisting of a $100.0 million acquisition facility and a $75.0 million working capital facility. Borrowings are incurred on a revolving credit basis and bear interest at a rate based upon either LIBOR plus a margin, First Union National Bank's prime rate or the Federal Funds rate plus 1/2 of 1%. An annual fee ranging from
 .25% to .50% based upon certain financial tests is payable quarterly whether or not borrowings occur. The combined facility expires on March 31, 2001. At our option, we may extend the expiration date to December 31, 2001, provided that the maximum ratio of consolidated total indebtedness to EBITDA (as defined in the credit facility) will decrease from 5.10 to 1.00 to 4.75 to 1.00 during the nine month extension period. Our outstanding borrowings totalled $107.0 million as of March 25, 2000, consisting of $97.0 million under the acquisition facility and $10.0 million under the working capital facility.

           The senior note agreement and the bank credit facility contain various restrictive and affirmative covenants, including

         o        maintenance of certain financial tests,

         o        restrictions on the incurrence of additional indebtedness, and

         o restrictions on certain liens, investments, guarantees, loans, advances, payments, mergers, consolidations, distributions, sales of assets and other transactions.

The operating partnership was in compliance with all covenants and terms as of March 25, 2000.

           On December 3, 1999, we sold 23 customer service centers located principally in Georgia for approximately $19.4 million. We utilized the proceeds of this sale to reduce outstanding borrowings under the bank credit facility.

           We make distributions in an amount equal to all of our available cash, less appropriate reserves, approximately 45 days after the end of each fiscal quarter to our unitholders of record on the applicable record dates. We have made total distributions of $.5250 per common unit to our common unitholders for each of the first three quarters of fiscal 2000, consisting of the minimum required distribution of $.50 and an additional distribution of $0.025.

           Our ability to satisfy our future obligations will depend on our future operating performance, which will be subject to prevailing economic, financial, business and weather conditions and other factors, many of which are beyond our control. Based on our current cash position, available bank credit facilities and expected cash flow from operating activities, we expect to have sufficient funds to meet our obligations and working capital needs, and pay distributions at least at the current level for the next twelve months.

                                    BUSINESS

INTRODUCTION

           We are a publicly traded Delaware limited partnership. Through our operating partnership and its subsidiaries, we engage in the retail and wholesale marketing of propane and related appliances and services. We believe we are the third largest retail marketer of propane in the United States. As of June 24, 2000, we were serving more than 750,000 active residential, commercial, industrial and agricultural customers from approximately 350 customer service centers in over 40 states located primarily in the east and west coast regions of the country. We sold approximately 524.3 million gallons of propane to retail customers during our last fiscal year, which ended September 25, 1999. During the same year, we sold an additional 182.3 million gallons at wholesale, primarily to large industrial end users and other propane distributors. Together with our predecessor companies, we have been continuously engaged in the retail propane business since 1928.

INDUSTRY BACKGROUND

           Propane is a by-product of natural gas processing and petroleum refining. It is a clean-burning energy source recognized for its transportability and ease of use relative to alternative forms of stand-alone energy sources. Propane use falls into three broad categories:

         o        residential and commercial applications;

         o        industrial applications; and

         o        agricultural uses.

In the residential and commercial markets, propane is used chiefly for space heating, water heating, clothes drying and cooking. Industrial customers use propane primarily as a motor fuel to power over-the-road vehicles, forklifts and stationary engines, to fire furnaces, as a cutting gas and in other process applications. In the agricultural market, propane is most often used for tobacco curing, crop drying, poultry brooding and weed control.

           Propane is extracted from natural gas or oil wellhead gas at processing plants or separated from crude oil during the refining process. It is normally transported and stored in a liquid state under moderate pressure or refrigeration for ease of handling in shipping and distribution. When the pressure is released or the temperature is increased, it becomes a flammable gas that is colorless and odorless, although an odorant is added to allow its detection. Propane is clean burning, producing negligible amounts of pollutants when consumed.

PRODUCTS, SERVICES AND MARKETING

           We distribute propane through a nationwide retail network of approximately 350 customer service centers in over 40 states. Approximately two-thirds of our retail propane volume is sold during the six-month peak heating season from October through March, as many customers use propane for heating purposes. Typically, our customer service centers are located in suburban and rural areas where natural gas is not readily available. Generally, each service center consists of an office, appliance showroom, warehouse and service facilities, with one or more 18,000 to 30,000 gallon storage tanks on the premises. Most of our residential customers receive their propane supply pursuant to an automatic delivery system, which eliminates the customer's need to make an affirmative purchase decision. From our customer service centers, as well as stand-alone retail centers, we also sell, install and service propane-related equipment, including heating and cooking appliances, hearth products and supplies and, at locations, propane fuel systems for motor vehicles.

           We sell propane primarily to six markets: residential, commercial, industrial (including engine fuel), agricultural, other retail users and wholesale customers. Of the 524.3 million gallons of propane we sold at retail during fiscal 1999, customers in the following categories accounted for the percentages indicated:

o     residential customers.........................................38.0%;

o     commercial customers..........................................24.7%;

o     industrial customers (including to engine fuel customers).....14.8%;

o     agricultural customers.........................................6.7%; and

o     other retail users............................................15.8%.


Sales to residential customers in fiscal 1999 accounted for approximately 52.2% of our gross profit on propane sales. This figure reflects the higher-margin nature of this segment of the market. No single customer accounted for 10% or more of our revenues during fiscal year 1999.

           Retail deliveries of propane are usually made to customers by means of special trucks, known as bobtail and rack trucks. Propane is pumped from the bobtail truck, which generally holds 2,200 gallons of propane, into a stationary storage tank on the customer's premises. The capacity of these tanks ranges from approximately 100 gallons to approximately 1,200 gallons, with a typical tank having a capacity of 300 to 400 gallons. We also deliver propane to retail customers in portable cylinders, which typically have a capacity of 5 to 35 gallons. When we deliver filled cylinders to customers, we pick up empty cylinders for replenishment at our local service center or we refill them in place. We also deliver propane to other bulk-end users in larger trucks, known as transports, which have an average capacity of approximately 9,000 gallons. End-users receiving transport deliveries include industrial customers, large-scale heating accounts, such as local gas utilities that use propane as a supplemental fuel to meet peak load deliverability requirements, and large agricultural accounts that use propane for crop drying. Propane is generally transported to our service centers from refineries, coastal terminals, pipeline terminals and storage facilities by a combination of common carriers, owner-operators and railroad tank cars. We also use a number of interstate pipelines to transport propane from suppliers to our storage facilities.

           In addition to our retail operations, we also sell propane at wholesale to large industrial end-users and other propane distributors. During fiscal 1999, we sold 182.3 million gallons for risk management purposes and to wholesale customers. This market segment includes customers who use propane to fire furnaces, as a cutting gas and in other process applications. Due to the low margin nature of the wholesale market as compared to the retail market, we have reduced our emphasis on wholesale marketing, and our sales of propane at wholesale gallons have been decreasing.

PROPANE PURCHASING

           We purchase propane from over 100 oil companies and natural gas processors at more than 150 supply points located in the United States and Canada. We make purchases primarily under one-year agreements that are subject to annual renewal, but we also purchase propane in the spot market. Supply


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
contracts generally provide for pricing in accordance with posted prices at the time of delivery or the current prices established at major storage points, and some contracts include a pricing formula that typically is based on prevailing market prices. Some of these agreements provide maximum and minimum seasonal purchase guidelines.

           Historically, supplies of propane from our customary sources have been readily available. During fiscal 1999, Shell Oil Company and Exxon Corporation accounted for approximately 12% and 11%, respectively, of our total domestic propane purchases. We believe that, if supplies from either Shell or Exxon were interrupted, we would be able to secure adequate propane supplies from other sources without a material disruption of our operations. Other than Shell or Exxon, no single supplier accounted for more than 10% of our total domestic propane purchases in fiscal 1999. During that year, approximately 94% of our total propane purchases were from domestic suppliers.

           We seek to reduce the effect of propane price volatility to help insure the availability of propane during periods of short supply through propane futures transactions on the New York Mercantile Exchange as well as the purchase and sale of forward and option contracts with various third parties. These activities are carefully monitored by our senior management.

           We operate large propane storage facilities in Mississippi, California and South Carolina. We also operate smaller storage facilities in other locations, and have rights to use storage facilities in additional locations. These storage facilities enable us to buy and store large quantities of propane during periods of low demand and lower prices, which generally occur during the summer months. This practice ensures that we have a more secure supply of propane during periods of intense demand or price instability.

COMPETITION

           According to the Energy Information Agency, propane accounts for approximately three to four percent of household energy consumption in the United States. As an energy source, propane competes with electricity, natural gas and fuel oil, primarily on the basis of price, availability and portability.

           Propane is more expensive than natural gas on an equivalent BTU basis in locations served by natural gas, but it is an alternative to natural gas in rural and suburban areas where natural gas is unavailable or portability of product is required. Historically, the expansion of natural gas into traditional propane markets has been inhibited by the capital costs required to expand pipeline and retail distribution systems. Although the recent extension of natural gas pipelines to previously unserved geographic areas tends to displace propane distribution in those areas, new opportunities for propane sales have been arising as new neighborhoods are developed in geographically remote areas.

           We also have some relative advantages over suppliers of other sources of energy. For example, propane is generally less expensive to use than electricity for space heating, water heating, clothes drying and cooking. Fuel oil has not been a significant competitor due to the current geographical diversity of our operations, and propane and fuel oil compete to a lesser extent because of the cost of converting from one to the other.

           In addition to competing with suppliers of other sources of energy, we compete with other retail propane distributors. Competition in the retail propane business is highly fragmented and generally occurs on a local basis with other large full-service multi-state propane marketers, thousands of smaller local independent marketers and farm cooperatives. Based on industry


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
publications, we believe that the ten largest retailers, including us, account for approximately 33% of the total retail sales of propane in the United States, and that no single marketer has a greater than 10% share of the total retail market in the United States. Based on available industry statistics, we believe that we account for approximately 5% of the domestic retail market for propane.

           Most of our customer service centers compete with five or more other marketers or distributors. However, each of our customer service centers operates in its own competitive environment because retail marketers tend to locate in close proximity to customers in order to lower the cost of providing service. Our typical service center has an effective marketing radius of approximately 50 miles, although in certain rural areas the marketing radius may be extended by a satellite office.

ENVIRONMENTAL AND SAFETY MATTERS

           We are subject to various federal, state and local environmental, health and safety laws and regulations. Generally, these laws impose limitations on the discharge of pollutants and establish standards for the handling of solid and hazardous wastes. These laws include the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, the Clean Air Act, the Occupational Safety and Health Act, the Emergency Planning and Community Right to Know Act, the Clean Water Act and comparable state statutes. CERCLA, also known as the "Superfund" law, imposes joint and several liability without regard to fault or the legality of the original conduct on certain classes of persons that are considered to have contributed to the release or threatened release of a "hazardous substance" into the environment. Propane is not a hazardous substance within the meaning of CERCLA; however, we own real property where other hazardous substances may exist.

           Pursuant to the 1990 amendments to the Clean Air Act, the United States Environmental Protection Agency required that risk management plans be implemented at all locations storing over 10,000 pounds of propane. After obtaining a stay of the deadline, the propane industry presented its position to numerous legislators in Congress. On August 5, 1999, President Clinton signed into law an amendment to the Clean Air Act, removing flammable substances, including propane, from the list of substances regulated under the EPA's risk management program when that substance is used as or held for sale as a fuel at a retail facility. Based upon the amendment's definition of "retail facility" we would only be required to comply with the risk management plan requirement for those locations in which more than one-half of the income is neither obtained from direct sales to end users nor at which more than one-half of the fuel sold, by volume, is sold through a cylinder exchange program. We anticipate that all of our facilities that would be subject to the requirements of the plan will be in compliance with those requirements at or before the date the stay is lifted.

           National Fire Protection Association Pamphlets No. 54 and No. 58, which establish rules and procedures governing the safe handling of propane, or comparable regulations, have been adopted as the industry standard in all states in which we operate. In some states these laws are administered by state agencies, and in others they are administered on a municipal level. We also are subject to regulations promulgated under the Federal Motor Carrier Safety Act with respect to the transportation of propane by truck. These regulations cover the transportation of hazardous materials and are administered by the United States Department of Transportation. We conduct ongoing training programs to ensure that our operations comply with applicable safety regulations. We also maintain various permits that are necessary to operate our facilities, some of which may be material to our operations. We believe that our procedures for the handling, storage and distribution of propane are consistent with industry standards and comply in all material respects with applicable laws and regulations, including recently enacted regulations regarding the unloading of liquefied compressed gas cargo tank motor vehicles.


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
           Future developments, such as stricter environmental, health or safety laws and regulations thereunder, could affect our operations. We do not anticipate that the costs of our compliance with environmental, health and safety laws and regulations, including CERCLA, will have a material adverse effect on our operations or financial condition.

EMPLOYEES

           As of June 24, 2000, we had approximately 3,180 full time employees, of whom approximately 285 were general and administrative (including fleet maintenance personnel), 25 were engaged in transportation and product supply and the balance were customer service center employees. Approximately 140 of our employees are represented by local chapters of labor unions. We believe that our relations with both our union and non-union employees are satisfactory. From time to time, we also hire temporary workers to meet peak seasonal demands.

PROPERTIES

           As of June 24, 2000, we owned approximately 68% of our customer service center and satellite locations and leased the balance of our retail locations from third parties. In addition, we own and operate a 187 million gallon underground storage facility in Hattiesburg, Mississippi, a 22 million gallon refrigerated, above-ground storage facility in Elk Grove, California and a 60 million gallon underground storage cavern in Tirzah, South Carolina.

           The transportation of propane requires specialized equipment. The trucks and railroad tank cars utilized for this purpose carry specialized steel tanks that maintain the propane in a liquefied state. As of June 24, 2000, we had a fleet of 16 transport truck tractors, of which we owned 13, and 328 railroad tank cars, of which we own approximately 1%. In addition, we used 1,286 bobtail and rack trucks, of which we owned approximately 60%, and 1,424 other delivery and service vehicles, of which we owned approximately 48%. Vehicles that are not owned by us are leased. As of June 24, 2000, we also owned approximately 925,000 customer storage tanks with typical capacities of 100 to 500 gallons and approximately 103,000 portable cylinders with typical capacities of 5 to 10 gallons.

                                   MANAGEMENT

           Our business is managed by a Board of Supervisors, consisting of three persons who are elected by the unitholders and two persons designated by our general partner. Each member of the Board of Supervisors serves for a term of three years.

           The following table sets forth information with respect to our Board of Supervisors and executive officers as of June 24, 2000:

     NAME                      AGE                   POSITION
     ----                      ---                   --------

Mark A. Alexander.........     41   President and Chief Executive Officer;
                                    appointed member of the Board of Supervisors

Michael J. Dunn, Jr.......     51   Senior Vice President -- appointed member of
                                    the Board of Supervisors

David R. Eastin...........     42   Chief Operating Officer

Michael M. Keating........     47   Vice President -- Human Resources and
                                    Administration

Edward J. Grabowiecki.....     38   Vice President, Controller and Chief
                                    Accounting Officer

Jeffrey S. Jolly..........     47   Vice President and Chief Information Officer

Robert M. Plante..........     52   Vice President and Treasurer

Janice G. Meola...........     34   General Counsel and Secretary

John Hoyt Stookey.........     69   Chairman and elected member of the Board of
                                    Supervisors

Harold R. Logan, Jr.......     55   Elected member of the Board of Supervisors

Dudley C. Mecum...........     64   Elected member of the Board of Supervisors

Mark J. Anton.............     73   Supervisor Emeritus


           Mr. Alexander serves as our President and Chief Executive Officer and as an appointed member of our Board of Supervisors, having previously served for six months as our Executive Vice Chairman and Chief Executive Officer. Mr. Alexander was Senior Vice President -- Corporate Development of Hanson Industries, Hanson's management division in the United States, from 1995 until March 4, 1996, where he was responsible for mergers and acquisitions, real estate and divestitures, and was Vice President of Acquisitions from 1989 to 1995. He was an Associate Director of Hanson from 1993 and a Director of Hanson Industries from June 1995 until March 4, 1996. Mr. Alexander also has served as the Chairman of the Board of Managers of Suburban Energy Services Group LLC since May 1999. He is also a director-at-large of the National Propane Gas Association and a member of its Executive Committee. He is President of the Coalition for Fair Competition in Rural Markets and Chairman of Research and Development of the Advisory Committee for the Propane Education and Research Council.

           Mr. Dunn serves as our Senior Vice President and as an appointed member of our Board of Supervisors. Mr. Dunn was our Vice President -- Procurement and Logistics from March 1997 until June 1998. Mr. Dunn was Vice President of Commodity Trading for Goldman Sachs & Company from 1981 until he joined us in 1997. Mr. Dunn also has served on the board of managers of our general partner, Suburban Energy Services Group LLC, since May 1999.

           Mr. Eastin serves as our Chief Operating Officer. Prior to joining us in May 1999, Mr. Eastin was employed for seven years by Star Gas Propane LP, holding the positions of Vice President, Operations, Director of Eastern Operations and Regional Manager. From 1980 to 1992, Mr. Eastin served as Area

Manager and District Manager at Ferrellgas Partners, L.P. and its predecessor company, Buckeye Gas Products Company.

           Mr. Keating has served as our Vice President -- Human Resources and Administration since July 1996. Mr. Keating was Director of Human Resources at Hanson Industries from 1993 to July 1996 and was Director of Human Resources and Corporate Personnel at Quantum Chemical Corporation.

           Mr. Grabowiecki serves as our Vice President, Controller and Chief Accounting Officer. He has served as our Controller and Chief Accounting Officer since October 1996 and became a Vice President in October 1999. He previously was Director of Accounting Services from January 1996 to September 1996. Prior to joining us, Mr. Grabowiecki was a regional controller for Discovery Zone, Inc. from June 1993 to January 1996. Mr. Grabowiecki held several positions at Ernst & Young from 1984 to 1993, including Senior Manager from 1992 to 1993.

           Mr. Jolly serves as our Vice President and Chief Information Officer. He has served as our Chief Information Officer since May 1999, having previously served as Vice President Information Services since July 1997. Mr. Jolly was employed as Vice President Information Systems at The Wood Company from 1993 to 1997. From 1989 to 1993, he was employed by Johanna Dairies, Inc. and Alpo Pet Foods Inc. for four and one years, respectively.

           Mr. Plante serves as our Vice President and Treasurer. He has served as a Vice President since October 1999 and as Treasurer since March 1996. Mr. Plante was our Director of Financial Services from 1993 to 1996 and has held various other management positions with us since 1977.

           Ms. Meola serves as our General Counsel and Secretary. She served as Counsel from July 1998 to May 1999 and as Associate Counsel from September 1996 to July 1998. Prior to joining us, Ms. Meola was employed as Environmental Counsel for the CNA Insurance Companies and its predecessor, Continental Insurance Company, from 1994 to 1996. From 1992 to 1994, she was employed by Bumgardner, Hardin & Ellis as a litigation associate. She served as a judicial clerk to the Honorable Arthur N. D'Italia, A.J.S.C., during the 1991 to 1992 court term.

           Mr. Stookey has served as an elected member and Chairman of our Board of Supervisors since March 5, 1996. He served as the non-executive Chairman and a director of Quantum Chemical Corporation from the time it was acquired by Hanson Industries on September 30, 1993 to October 31, 1995. From 1986 to September 30, 1993, he was the Chairman, President and Chief Executive Officer of Quantum. He is also a director of United States Trust Company of New York and ACX Technologies, Inc.

           Mr. Logan has served as an elected member of our Board of Supervisors since March 5, 1996. Mr. Logan has served as Executive Vice President -- Finance, Treasurer and a Director of TransMontaigne Inc. since 1995. TransMontaigne Inc. was formed to provide logistical services, i.e., pipeline, terminaling and marketing to producers and end users of refined petroleum products. He served as Senior Vice President of Finance and a director of Associated Natural Gas Corporation, an independent gatherer and marketer of natural gas, natural gas liquids and crude oil, which in 1994 was acquired by Panhandle Eastern Corporation, from 1987 until 1995. Mr. Logan is also a director of Santa Fe Snyder Corporation and Union Bankshares Ltd.

           Mr. Mecum has served as an elected member of our Board of Supervisors since June 1996. Mr. Mecum has been a managing director of Capricorn Holdings, LLC a sponsor of and investor in leveraged buyouts, since June 1997. Mr. Mecum was a partner of G.L. Ohrstrom & Co., a sponsor of and investor in leveraged buyouts from 1989 to June 1996. Mr. Mecum is also a director of Lyondell

Chemical Co., Dyncorp., Vicorp Restaurants, Inc., CitiGroup, Inc., Travelers Property Casualty Corporation and CCC Information Systems Inc.

           Mr. Anton has served as Supervisor Emeritus of our Board of Supervisors since January 1999. He is a former President, Chief Executive Officer and Chairman of the Board of Directors of Suburban Propane Gas Corporation and a former Executive Vice President of Quantum Chemical Corporation.

                          DESCRIPTION OF COMMON UNITS

GENERAL

           The common units represent limited partner interests that entitle the holders to participate in distributions and exercise the rights and privileges available to limited partners under our partnership agreement.

NUMBER OF UNITS

           As of June 24, 2000, we had 22,278,587 common units outstanding. Suburban Energy Services Group LLC, our general partner, owns a 1.0% general partner interest in us and a 1.0101% general partner interest in our operating partnership.

           Under our partnership agreement we may issue, without further unitholder action, an unlimited number of additional limited partner interests and other equity securities with such rights, preferences and privileges as shall be established by our Board of Supervisors in its sole discretion, including securities that may have special voting rights to which common units are not entitled. However, we may not issue equity securities senior to the common units or an aggregate of more than 9,375,000 additional common units or other units having rights to distributions or in liquidation ranking on a parity with the common units or equivalent units at any time prior to March 31, 2001, without the prior approval of at least a majority of the outstanding common units. This limitation does not apply, however, to the issuance of additional common units or parity securities in connection with certain accretive acquisitions or to finance capital improvements or if the proceeds are used to repay indebtedness.

LISTING

           Our common units are listed on the NYSE under the symbol "SPH".

VOTING

           Each outstanding common unit is entitled to one vote. However, if at any time, any person or group, including our general partner and its affiliates, owns beneficially more than 20% of all common units, any common units owned by that person or group in excess of 20% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes under our partnership agreement, unless otherwise required by law. We hold a meeting of the limited partners every three years to elect our Board of Supervisors and to vote on any other matters that are properly brought before the meeting.

CASH DISTRIBUTIONS

           Our partnership agreement requires us to distribute all of our "available cash" to our unitholders and our general partner within 45 days following the end of each fiscal quarter based on the priorities described below. "Available cash" generally means, with respect to any fiscal quarter, all of our cash on hand at the end of that quarter, less reserves necessary or appropriate, in the discretion of our Board of Supervisors, to provide for the proper conduct of our business, to comply with applicable law or agreements, or to provide funds for future distributions to partners.

           Distributions of available cash may be made either from "operating surplus" or from "capital surplus".

           "Operating surplus" generally means (A) our cash balance on the date we commenced operations, plus $40 million, plus all cash receipts from our operations, including working capital borrowings but excluding cash receipts from interim capital transactions (as defined below), minus (B) all of our operating expenses, debt service payments, including reserves, but not including payments required in connection with the sale of assets or any refinancing with the proceeds of new indebtedness or an equity offering, maintenance capital expenditures and reserves established for our future operations, in each case, since we commenced operations. "Interim capital transactions" generally include borrowings and sales of debt securities, other than for working capital purposes, sales of equity interests and sales or other dispositions of assets, other than inventory, accounts receivable and other current assets in the ordinary course of business.

All available cash distributed will be treated as distributed from operating surplus until the sum of all available cash distributed since we commenced operations equals operating surplus as of the end of the quarter prior to that distribution. Therefore, capital surplus generally means any amounts of available cash that we distribute after distributing our available cash from operating surplus. Historically, we have not made any distributions of available cash from capital surplus and do not expect to do so in the foreseeable future.

           Available cash from operating surplus with respect to any quarter is distributed as follows:

         o first, 98% to common unitholders, pro rata, and 2% to the general partner, until all common unitholders have received the minimum quarterly distribution of $0.50 per unit, any arrearages in minimum quarterly distributions on the common units from prior quarters, and an amount equal to the excess of the target distribution of $0.55 per unit over the minimum quarterly distribution; and

         o thereafter, 85% to all common unitholders, pro rata, 13% to the general partner pursuant to its incentive distribution rights and 2% to the general partner in respect of its general partnership interest.

After the fiscal quarter ending March 31, 2001, the priorities will be the same, except that common units will no longer be entitled to arrearages.

           The target distributions discussed in the first bullet above will be proportionately adjusted in the event of any combination or subdivision of common units. In addition, if a distribution is made of available cash constituting cash from interim capital transactions, the target distributions will also be adjusted proportionately downward to equal the product resulting from multiplying each of them by a fraction, of which the numerator shall be the unrecovered capital immediately after giving effect to such distribution and the denominator shall be the unrecovered capital immediately before such distribution. For these purposes, "unrecovered capital" means, the amount by which $20.50 exceeds the aggregate per unit distributions of cash from interim capital transactions on the common units. If and when the unrecovered capital is zero, the target distributions each will have been reduced to zero.

           The target distributions may also be adjusted if legislation is enacted that causes us to become taxable as a corporation or to be treated as an association taxable as a corporation for federal income tax purposes. In that event, the target distributions for each quarter after this event would be reduced to an amount equal to the product of each of the target distributions multiplied by one minus the sum of

         (1)      the maximum marginal federal corporate income tax rate, plus

         (2) the effective overall state and local income tax rate applicable to us for the taxable year in which the quarter occurs (after taking into account the benefit of any deduction allowable for federal income tax purposes with respect to the payment of state and local taxes).

           Our general partner currently owns all incentive distribution rights, but has the right to transfer them freely. Incentive distribution rights are non-voting, limited partner interests that confer upon the holder the right to receive certain cash distributions as described above. Our Board of Supervisors, with the approval of a majority of the elected supervisors, has the option, exercisable beginning in May 2004, to cause all the incentive distribution rights to be converted into a number of common units having a value equal to the fair market value of the incentive distribution rights.

           For a table showing our distribution history, see "Price Range of Common Units and Cash Distributions".

LIQUIDITY ARRANGEMENT

           Our partnership agreement requires that we maintain, through the distribution date for the quarter ending December 31, 2000, $22.0 million, reduced by allowable subsequent borrowings, of committed availability under the working capital portion of our bank credit facility to support the minimum quarterly distribution.

           After the above-referenced distribution date and through the distribution date for the quarter ending March 31, 2001, we are required to maintain the lesser of (1) $11.6 million and (2) $22.0 million less any amounts previously borrowed and any additional allowable subsequent borrowings.

           Generally, if operating surplus, adjusted to disregard changes in operating balance sheet accounts, including changes relating to borrowings for working capital purposes, other than borrowings that are distributed to unitholders, is less than the aggregate minimum quarterly distribution for the previous four fiscal-quarter period -- that is, a "distribution shortfall" -- and we have insufficient borrowing capacity under its general working capital facility, any borrowings to pay the minimum quarterly distribution will be deemed to be drawdowns of the liquidity arrangement and will permanently reduce the liquidity arrangement. (These borrowings will be distributed to the extent permitted by our contracts and securities.) Any other borrowings to pay the minimum quarterly distribution will be deemed to be regular working capital borrowings and, therefore, will not reduce the liquidity arrangement.

           The amount of required availability under the liquidity arrangement will be permanently reduced by any amount borrowed under it, even if the amount borrowed is repaid. We are, in effect, setting aside some of our own resources that could otherwise have been used for distributions, working capital needs or other purposes, which may adversely affect our operations. Consequently, the cost of the liquidity arrangement, if used, will be indirectly born by the unitholders.

           There is an exception if the amount of the available cash from operating surplus is insufficient to distribute the minimum quarterly distribution in any fiscal quarter when, looking back over the preceding four fiscal quarters, including the fiscal quarter in question, the aggregate amount of available cash from operating surplus (adjusted as described above) for that four-fiscal quarter period was less than the aggregate minimum quarterly distribution for that four-fiscal quarter period. In that event, before using the liquidity arrangement, we will draw on a management reserve, established through the fiscal quarter ending March 31, 2001, comprised of the quarterly distributions paid on certain common units held in a benefits protection trust established pursuant to a compensation deferral plan for the benefit of officers and senior management who are owners of the general partner.

TRANSFER RESTRICTIONS

           Common units are securities and are transferable according to the laws governing transfer of securities. Until a common unit has been transferred on our books, we will treat the record holder as the absolute owner for all purposes. Transfers of common units will not be recorded by the transfer agent or recognized by us until the transferee executes and delivers a transfer application. A purchaser or transferee of common units who does not execute and deliver a transfer application will not receive cash distributions, unless the common units are held in nominee or "street" name and the nominee or broker has executed and delivered a transfer application with respect to the common units, and may not receive federal income tax information and reports furnished to record holders of common units. We have discretion to withhold consent to transfer.

TRANSFER AGENT AND REGISTRAR

           Our transfer agent and registrar for the common units is Equiserve-First Chicago Trust Division. Their address is Mail Suite 4690, P.O. Box 2532, Jersey City, NJ 07303-2532.

                           OUR PARTNERSHIP AGREEMENT

ORGANIZATION

           We are a Delaware limited partnership. Our general partner is Suburban Energy Services Group LLC, an entity owned by approximately 45 of our executives and other key employees.

BOARD OF SUPERVISORS

           Generally, our business is managed by, or under the direction of, our Board of Supervisors. The Board of Supervisors is comprised of five persons, of whom two are appointed by our general partner in its sole discretion and three are elected by the holders of a plurality of the outstanding common units present and voting, in person or by proxy, at the tri-annual meeting of unitholders. A majority of the supervisors in office constitutes a quorum and a majority of a quorum is needed to adopt a resolution or take any other action. Each member of the Board of Supervisors serves for a term of three years. An elected supervisor may not be an employee, officer, director or affiliate of our general partner.

           The Board of Supervisors nominates individuals to stand for election as elected supervisors at a tri-annual meeting of our limited partners. In addition, any limited partner or group of limited partners that holds beneficially 10% or more of the outstanding common units is entitled to nominate one or more individuals to stand for election as elected supervisors at the tri-annual meeting by providing written notice to the Board of Supervisors not more than 120 days nor less than 90 days prior to the meeting. However, if the date of the tri-annual meeting is not publicly announced by us at least 100 days prior to the date of the meeting, the notice must be delivered to the Board of Supervisors not later than ten days following the public announcement of the meeting date. The notice must set forth:

         o the name and address of the limited partner or limited partners making the nomination or nominations;

         o the number of common units beneficially owned by the limited partner or limited partners;

         o the information regarding the nominee(s) proposed by the limited partner or limited partners as required to be included in a proxy statement relating to the solicitation of proxies for the election of directors filed pursuant to the proxy rules of the SEC;

         o the written consent of the nominee(s) to serve as a member of the board of supervisors if so elected; and

         o a certification that the nominee(s) qualify as elected supervisors.

           The general partner may remove an appointed supervisor with or without cause at any time. "Cause" generally means a court's finding a person liable for actual fraud, gross negligence or willful or wanton misconduct in his or her capacity as a supervisor. Any and all of the elected supervisors may be removed at any time with cause by the affirmative vote of a majority of the elected supervisors and with or without cause, at a properly called meeting of the limited partners by the affirmative vote of the holders of a majority of the outstanding common units. If any appointed supervisor is removed, resigns or is otherwise unable to serve as a supervisor, the general partner may fill the vacancy. If any elected supervisor is removed, resigns or is otherwise unable to serve as a supervisor, the vacancy may be filled by a majority of the elected supervisors then serving (or, if no elected supervisors are then serving, by a majority of the supervisors then serving).

OFFICERS

           The Board of Supervisors has the authority to appoint our officers. The Board of Supervisors may also designate one of its members as its chairman and/or vice chairman who is automatically deemed an officer. Our officers include a president, one or more vice presidents, a treasurer and a secretary, and may include one or more assistant secretaries and assistant treasurers and other officers. Each of our officers has basic authority by virtue of being appointed an officer and may be further authorized from time to time by the Board of Supervisors to take any additional action that the Board of Supervisors delegates to that officer. The general partner has agreed to take any and all action necessary and appropriate to give effect to any duly authorized actions of the Board of Supervisors or any officer, including executing or filing any agreements, instruments or certificates.

MEETINGS; VOTING

           Common unitholders are entitled to vote at all meetings of limited partners and to act with respect to all matters as to which their approval may be solicited. Each common unit is entitled to one vote. With respect to voting rights attributable to common units that are owned by an assignee who is a record holder but who has not yet been admitted as a limited partner, the general partner is deemed to be the limited partner with respect to that assignee and, in exercising the voting rights in respect of those common units on any matter, must vote those common units at the written direction of the record holder. Absent direction from the record holders, those common units will not be voted, except that, in the case of common units held by the general partner on behalf of non-citizen assignees, the general partner must allocate the votes in respect of those common units in the same ratios as the votes of limited partners in respect of other common units are cast. Every three years, there is a meeting of the limited partners to elect the elected members of the Board of Supervisors. In addition, a special meeting of limited partners may be called by the Board of Supervisors or by limited partners owning in the aggregate at least 20% of the outstanding common units. Any action that is required or permitted to be taken by the limited partners may be taken either at a meeting of the limited partners or, if authorized by the Board of Supervisors, without a meeting if consents in writing setting forth the action so taken are signed by holders of the number of limited partner interests as would be necessary to authorize or take the action at a meeting of the limited partners. Limited partners may vote either in person or by proxy at meetings.

           The holders of a majority of the outstanding common units represented in person or by proxy will constitute a quorum at a meeting of common unitholders, unless any action by the common unitholders requires approval by holders of a greater percentage of common units, in which case the quorum shall be the greater required percentage. In the case of elections for elected supervisors, any person and its affiliates, including the general partner, that owns more than 20% of the total common units then outstanding may vote not more than 20% of the total units then outstanding in the election. Additional limited partner interests having special voting rights could be issued by us in the future. Our partnership agreement provides that common units held in nominee or street name account will be voted by the broker or other nominee pursuant to the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise. Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of common units, whether or not the record holder has been admitted as a limited partner, under the terms of the partnership agreement will be delivered to the record holder.

NON-CITIZEN ASSIGNEES; REDEMPTION

           If we are or become subject to federal, state or local laws or regulations that, in the reasonable determination of our Board of Supervisors, create a substantial risk of cancellation or forfeiture of any property in which


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
we have an interest because of the nationality, citizenship, residency or other related status of any limited partner or assignee, we may redeem the common units held by that limited partner or assignee at their current market price. In order to avoid any cancellation or forfeiture, the Board of Supervisors may require each limited partner or assignee to furnish information about his nationality, citizenship, residency or related status. If a limited partner or assignee fails to furnish information about nationality, citizenship, residency or other related status within 30 days after a request for that information, that limited partner or assignee may be treated as a non-citizen assignee. In addition to other limitations on the rights of an assignee who is not a substituted limited partner, a non-citizen assignee does not have the right to direct the voting of his common units and may not receive distributions in kind upon liquidation.

TRANSFER OF GENERAL PARTNER INTERESTS AND INCENTIVE DISTRIBUTION RIGHTS

           Our general partner may not transfer all or any part of its aggregate general partner interest in us or in our operating partnership to another person prior to September 30, 2006, without the approval of the holders of at least a majority of the outstanding common units. However, the general partner may, without the approval of the holders of the common units, transfer all of its general partner interest in us or in our operating partnership to (1) an affiliate of the general partner or (2) another person in connection with the merger or consolidation of the general partner with or into another person or the transfer by the general partner of all or substantially all of its assets to another person. In each case, any transferee must assume the rights and duties of the general partner, agree to be bound by the provisions of the partnership agreement, furnish an opinion of counsel acceptable to the Board of Supervisors, agree to acquire all, or the appropriate portion, as applicable, of the general partner's interests in our operating partnership and agree to be bound by the provisions of the partnership agreement for the operating partnership.

           Nevertheless, the general partner may pledge its interests as general partner to Mellon Bank, N.A. solely for the purpose of securing, directly or indirectly, indebtedness of the general partner in connection with a loan from Mellon Bank in the amount of $6.0 million. In addition, the general partner has the right at any time to transfer its incentive distribution rights to one or more persons, as an assignment of these rights or as a special limited partner interest, subject only to any reasonable restrictions on transfer and requirements for registering the transfer of the rights as may be adopted by the Board of Supervisors. However, no restrictions or requirements that adversely affect the holders of the incentive distribution rights in any material respect may be adopted without the approval of the holders of at least a majority of the incentive distribution rights. At any time, the owners of interests in the general partner may sell or transfer all or part of their interests in the general partner to an affiliate or a third party without the approval of the common unitholders.

WITHDRAWAL OR REMOVAL OF THE GENERAL PARTNER

           Our general partner has agreed not to withdraw voluntarily as general partner prior to September 30, 2006, with limited exceptions described below, without obtaining the approval of the holders of at least a majority of the outstanding common units and furnishing an opinion of counsel. On or after September 30, 2006, our general partner may withdraw without first obtaining approval from any common unitholder by giving 90 days' written notice. In any event, our general partner may withdraw without common unitholder approval upon 90 days' notice to the limited partners if at least 50% of the outstanding common units are held or controlled by one person and its affiliates, other than our general partner and its affiliates. In addition, the partnership agreement permits our general partner, in limited instances, to sell or otherwise transfer all of its general partner interests without the approval of the common unitholders. For details regarding the transfer of the general partner's interest, see " -- Transfer of General Partner Interests and Incentive Distributions Rights," above.


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
           Upon the withdrawal of our general partner under any circumstances, other than as a result of a transfer by our general partner of all or a part of its general partner interest, the holders of at least a majority of the outstanding common units may select a successor to the withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel cannot be obtained, we will be dissolved, wound up and liquidated, unless within 180 days after the withdrawal the holders of at least a majority of the outstanding common units agree in writing to continue our business and to the appointment of a successor general partner.

           Our general partner may not be removed unless the removal is approved by the vote of the holders of at least a majority of the outstanding common units and we receive an opinion of counsel. Any removal is also subject to the approval of a successor general partner by the vote of the holders of at least a majority of the outstanding common units. The partnership agreement also provides that if our general partner is removed without cause and units held by the general partner and its affiliates are not voted in favor of the removal, the general partner will have the right to convert its general partner interests and all of its incentive distribution rights into common units or to receive cash in exchange for those interests. Withdrawal or removal of our general partner also constitutes its withdrawal or removal, as the case may be, as the general partner of our operating partnership. In the event of withdrawal of our general partner that violates the partnership agreement, a successor general partner will have the option to purchase the general partner interest of the departing general partner and all of its incentive distribution rights for a cash payment equal to the fair market value of those interests.

           Under all other circumstances where our general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner and the incentive distribution rights for the fair market value. In each case, fair market value will be determined by agreement between the departing general partner and the successor general partner, or, if no agreement is reached, by an independent investment banking firm or other independent experts selected by the departing general partner and the successor general partner, or if no expert can be agreed upon, by an expert chosen by agreement of the experts selected by each of them. In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including all employee-related liabilities, including severance liabilities, incurred in connection with the termination of any employees employed by the departing general partner for our benefit.

           If the above-described option is not exercised by either the departing general partner or the successor general partner, as applicable, the departing general partner will have the right to convert its general partner interests in us and our operating partnership, as well as its incentive distribution rights, into common units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph or to receive cash in exchange for those interests. Any successor general partner will be deemed to have irrevocably delegated to the Board of Supervisors the authority to manage, or direct the management of, our affairs to the same extent as the departing general partner.

AMENDMENT OF PARTNERSHIP AGREEMENT

           Amendments to the partnership agreement may be proposed only by or with the consent of the Board of Supervisors. In order to adopt a proposed amendment, we are, in general, required to seek written approval of the holders of the number of common units required to approve the amendment or call a meeting of the common unitholders to consider and vote upon the proposed amendment. However, there are some exceptions to this general rule. First, there are some types of amendments that are prohibited by the partnership agreement. Second, there are some types of amendments that can be made by our Board of

Supervisors without approval by the common unitholders. Generally, the types of amendments that can be made without unitholder approval are those that will not adversely affect the limited partners in any material respect.

LIMITED CALL RIGHT

           If at any time less than 20% of the then-issued and outstanding limited partner interests of any class are held by persons other than our general partner and its affiliates, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the remaining limited partner interests of that class held by those unaffiliated persons as of a record date to be selected by the general partner on at least 10 but not more than 60 days' prior notice. The purchase price for a purchase of this kind will be the greater of:

         o the highest price paid by the general partner or any of its affiliates for any limited partner interests of that class purchased within the 90 days preceding the date on which the general partner first mails notice of its election to purchase such limited partner interests, and

         o the current market price as of the date three days prior to the date the notice is mailed.

As a consequence of the general partner's right to purchase outstanding limited partner interests, a holder of limited partner interests may have his or her limited partner interests purchased even though he or she does not desire to sell them, or the price paid may be less than the amount the holder would desire to receive upon the sale of those limited partner interests. The tax consequences to a common unitholder of the exercise of this call right are the same as those applicable to a sale in the open market.

REGISTRATION RIGHTS

           Pursuant to the terms of the partnership agreement, we have agreed, subject to some limitations, to register for resale under the Securities Act of 1933 and applicable state securities laws any of our common units or other securities proposed to be sold by our general partner or any of its affiliates if an exemption from the registration requirements of those laws is not otherwise available for the proposed sale. We have agreed to bear all expenses incidental to that registration and sale, excluding underwriting discounts and commissions.














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
                              TAX CONSIDERATIONS

           This section is a summary of the material federal income tax considerations that may be relevant to prospective unitholders and, to the extent set forth below under "-- Legal Opinions", expresses the opinion of Weil, Gotshal & Manges LLP, our tax counsel, insofar as it relates to matters of law and legal conclusions. This section is based upon current provisions of the Internal Revenue Code, existing and proposed regulations thereunder and current administrative rulings and court decisions, all of which are subject to change possibly with retroactive effect. Subsequent changes in such authorities may cause the tax consequences to vary substantially from the consequences described below. As the context otherwise requires, references in this section to "us" are references to either Suburban or the Operating Partnership.

           No attempt has been made in the following discussion to comment on all federal income tax matters affecting us or the unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, non-resident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, individual retirement accounts, REITs or mutual funds. Furthermore, the discussion assumes that prospective unitholders are not related to each other or to existing unitholders, either by blood or through ownership of entities, in a manner that would affect the tax results to prospective unitholders of owning units. Accordingly, each prospective unitholder should consult, and should depend on, his own tax advisor in analyzing the federal, state, local and foreign tax consequences peculiar to him of the ownership or disposition of common units.

LEGAL OPINIONS

           Counsel is of the opinion that, as of the date hereof, assuming the accuracy of the representations and subject to the qualifications set forth in the detailed discussion that follows, for federal income tax purposes (i) Suburban and the Operating Partnership will each be treated as a partnership, and (ii) owners of common units, with certain exceptions, as described in "--Limited Partner Status" below, will be treated as partners of Suburban, but not the Operating Partnership. In addition, all statements as to matters of law and legal conclusions contained in this section, unless otherwise noted, reflect the opinion of counsel as of the date hereof. All references to "us," "we" or "our" are to either Suburban or the Operating Partnership and not to Weil, Gotshal & Manges LLP.

           We have not requested, and do not expect to request, a ruling from the IRS with respect to our classification as a partnership for federal income tax purposes, whether our propane operations generate "qualifying income" under
Section 7704 of the Internal Revenue Code or any other matter affecting us or prospective unitholders. Instead, we have relied, and will rely, on the opinions of counsel as to these matters. An opinion of counsel represents only that counsel's best legal judgment and does not bind the IRS or the courts. No assurance can be provided that the opinions and statements set forth herein would be sustained by a court if contested by the IRS. Any such contest with the IRS may materially and adversely impact the market for the common units and the prices at which common units trade even if we prevail. In addition, the costs of any contest with the IRS will be borne directly or indirectly by the unitholders and the general partner. Furthermore, no assurance can be given that our treatment, or an investment in Suburban, will not be significantly modified by future legislative or administrative changes or court decisions. Any such modification may or may not be retroactively applied.

           For the reasons hereinafter described, counsel has not rendered an opinion with respect to the following specific federal income tax issues:

         o the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (see "--Tax Treatment of Unitholders--Treatment of Short Sales");

         o whether a unitholder acquiring common units in separate transactions must maintain a single aggregate adjusted tax basis in the common units (see "--Disposition of Common Units--Recognition of Gain or Loss");

         o whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (see "--Disposition of Common Units--Allocations Between Transferors and Transferees");

         o certain matters relating to the allocation among the partners of our income, gain, loss and deduction for federal income tax purposes (see "--Allocation of Partnership Income, Gain, Loss and Deduction"); and

         o whether our method for depreciating certain Section 743 adjustments is sustainable (see "--Tax Treatment of Operations--Section 754 Election" and "Uniformity of Common Units").

PARTNERSHIP STATUS

           A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner is required to take into account its allocable share of items of income, gain, loss and deduction of the partnership in computing its federal income tax liability, regardless of whether cash distributions are made. Distributions by a partnership to a partner are generally not taxable unless the amount of cash distributed to a partner is in excess of the partner's adjusted basis in its partnership interest.

           We have not requested, and do not expect to request any ruling from the IRS as to the status of Suburban or the Operating Partnership as a partnership for federal income tax purposes. Instead we have relied on the opinion of counsel that, based upon the Internal Revenue Code, Treasury Regulations, published revenue rulings and court decisions and the representations described below, Suburban and the Operating Partnership will each be classified as a partnership for federal income tax purposes. In rendering its opinion, counsel has relied on certain factual representations made by Suburban and the general partner. Such factual matters are as follows:

         o Neither Suburban nor the Operating Partnership has elected or will elect to be treated as an association or corporation;

         o Suburban and the Operating Partnership have been and will be operated in accordance with:

                  o        all applicable partnership statutes;

                  o the partnership agreement or operating partnership agreement (whichever is applicable); and

                  o the description of the applicable agreement in this prospectus; and


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
         o For each taxable year, more than 90% of our gross income will be derived from:

                  o the exploration, development, production, processing, refining, transportation or marketing of any mineral or natural resource, including oil, gas or products thereof; or

                  o other items of "qualifying income" within the meaning of Section 7704(d) of the Internal Revenue Code.

           Section 7704 of the Internal Revenue Code provides that publicly-traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the "Qualifying Income Exception," exists with respect to publicly-traded partnerships of which 90% or more of the gross income for every taxable year consists of "qualifying income". Qualifying income includes interest from other than a financial business, dividends and income and gains from the processing, transportation and marketing of crude oil, natural gas, and products thereof, including the retail and wholesale marketing of propane, certain hedging activities and the transportation of propane and natural gas liquids. Based upon the representations of Suburban and the general partner and a review of the applicable legal authorities, counsel is of the opinion that at least 90% of our gross income constitutes qualifying income.

           If we fail to meet the Qualifying Income Exception, other than a failure which is determined by the IRS to be inadvertent and which is cured within a reasonable time after discovery, we will be treated as if we transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the partners in liquidation of their interests in us. This contribution and liquidation should be tax-free to unitholders and Suburban, so long as we, at that time, do not have liabilities in excess of the tax basis of our assets and the distribution qualifies for certain exceptions relating to the distribution of marketable securities by partnerships. Thereafter, we would be treated as an association taxable as a corporation for federal income tax purposes.

           If Suburban or the Operating Partnership were treated as an association taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, its items of income, gain, loss and deduction would be reflected only on its tax return rather than being passed through to the unitholders, and our net income would be taxed to Suburban or the Operating Partnership at corporate rates. The imposition of a corporate income tax on our income would reduce the amount of cash available to distribute to unitholders. In addition, any distributions we made to a unitholder would be treated as either taxable dividend income, to the extent of Suburban's current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder's tax basis in his common units, or taxable capital gain, after the unitholder's tax basis in the common units is reduced to zero. Accordingly, treatment of either Suburban or the Operating Partnership as an association taxable as a corporation would result in a material reduction in a unitholder's cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the common units.

           The discussion below is based on the assumption that we will be classified as a partnership for federal income tax purposes.

TAX TREATMENT OF UNITHOLDERS

LIMITED PARTNER STATUS

           Unitholders who have become limited partners will be treated as our partners for federal income tax purposes. Counsel is of the opinion that assignees who have executed and delivered transfer applications, and are awaiting admission as limited partners, and unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units will be treated as our partners for federal income tax purposes. Because there is no direct authority addressing assignees of common units who are entitled to execute and deliver transfer applications and thereby become entitled to direct the exercise of attendant rights, but who fail to execute and deliver transfer applications, it is not clear whether such assignees will be treated as partners of Suburban for federal income tax purposes. Furthermore, a purchaser or other transferee of common units who does not execute and deliver a transfer application may not receive certain federal income tax information or reports furnished to record holders of common units unless the common units are held in a nominee or street name account and the nominee or broker has executed and delivered a transfer application with respect to such common units.

           Although it is not clear, a beneficial owner of common units whose common units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to such common units for federal income tax purposes. See "--Tax Treatment of Unitholders--Treatment of Short Sales."

           Our income, gain, deductions or losses would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by such a unitholder would therefore be fully taxable as ordinary income. These holders should consult their own tax advisors with respect to their status as our partners for federal income tax purposes and the treatment of cash distributions to them.

FLOW-THROUGH OF TAXABLE INCOME

           We will not pay any federal income tax. Instead, each unitholder must report on its income tax return its allocable share of our income, gains, losses and deductions without regard to whether corresponding cash distributions are received by that unitholder. Consequently, a unitholder may be allocated a share of our income even if it has not received a corresponding cash distribution. Each unitholder must include in income its allocable share of our income, gain, loss and deduction for our taxable year ending with or within his taxable year.

TREATMENTS OF PARTNERSHIP DISTRIBUTIONS

           Distributions by us to a unitholder generally will not be taxable to the unitholder for federal income tax purposes to the extent of the tax basis the unitholder has in the common units immediately before the distribution. Our cash distributions in excess of a unitholder's tax basis generally will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under "--Disposition of Common Units" below. Any reduction in a unitholder's share of our liabilities for which no partner, including the general partner, bears the economic risk of loss, known as "nonrecourse liabilities," will be treated as a distribution of cash to that unitholder. To the extent that our distributions cause a unitholder's "at risk" amount to be less than zero at the end of any taxable year, the unitholder must recapture any losses deducted in previous years. See "--Tax Treatment of Unitholders--Limitations on Deductibility of Partnership Losses".

           A decrease in a unitholder's percentage interest in us because of our issuance of additional common units will decrease such unitholder's share of nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of the unitholder's tax basis in the common units, if such distribution reduces the unitholder's share of our "unrealized receivables," including depreciation recapture, and/or substantially appreciated "inventory items," both as defined in Section 751 of the Internal Revenue Code, and collectively, "Section 751 Assets". To that extent, the unitholder will be treated as having been distributed part of its proportionate share of the Section 751 Assets and having exchanged such assets with us in return for the non-pro rata portion of the actual distribution made to the unitholder. This latter deemed exchange will generally result in the unitholder's realization of ordinary income under Section 751(b) of the Internal Revenue Code. Such income will equal the excess of (1) the non-pro rata portion of such distribution over (2) the unitholder's tax basis for the share of such
Section 751 Assets deemed relinquished in the exchange.

ALTERNATIVE MINIMUM TAX

           Each unitholder will be required to take into account his distributive share of any of our items of income, gain, deduction or loss for purposes of the alternative minimum tax. A portion of our depreciation deductions may be treated as an item of tax preference for this purpose. A unitholder's alternative minimum taxable income derived from us may be higher than his share of our net income because we may use accelerated methods of depreciation for purposes of computing federal taxable income or loss. The alternative minimum tax rate for noncorporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders should consult with their tax advisors as to the impact of an investment in common units on their liability for the alternative minimum tax.

BASIS OF COMMON UNITS

           A unitholder will have an initial tax basis in the common units equal to the amount paid for the common units plus the unitholder's share of our nonrecourse liabilities. That basis will be increased by the unitholder's share of our income and by any increases in the unitholder's share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions from us, by the unitholder's share of our losses, by any decrease in the unitholder's share of our nonrecourse liabilities and by the unitholder's share of our expenditures that are not deductible in computing our taxable income and are not required to be capitalized. A unitholder will have no share of our debt which is recourse to the general partner, but will have a share, generally based on its share of profits, of our nonrecourse liabilities. See "--Disposition of Common Units--Recognition of Gain or Loss".

LIMITATIONS ON DEDUCTIBILITY OF PARTNERSHIP LOSSES

           The deduction by a unitholder of its share of our losses will be limited to its tax basis in the common units and, in the case of an individual unitholder or a corporate unitholder, if more than 50% of the value of its stock is owned directly or indirectly by five or fewer individuals, or certain tax-exempt organizations, to the amount for which the unitholder is considered to be "at risk" with respect to our activities, if that is less than the unitholder's tax basis. A unitholder must recapture losses deducted in previous years to the extent that our distributions cause the unitholder's at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that the unitholder's tax basis or at risk amount, whichever is the limiting factor, subsequently increases. Upon the taxable disposition of a common unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any excess loss above such gain previously suspended by the at risk or basis limitations is no longer utilizable.

           In general, a unitholder will be at risk to the extent of its tax basis in the common units, excluding any portion of that basis attributable to its share of our nonrecourse liabilities, reduced by any amount of money the unitholder borrows to acquire or hold the common units if the lender of such borrowed funds owns an interest in us, is related to the unitholder or can look only to common units for repayment. A unitholder's at risk amount will increase or decrease as the tax basis of the unitholder's common units increases or decreases, other than increases or decreases in tax basis attributable to increases or decreases in the unitholder's share of our nonrecourse liabilities.

           The passive loss limitations generally provide that individuals, estates, trusts and certain closely-held corporations and personal service corporations can deduct losses from passive activities, generally, activities in which the taxpayer does not materially participate, only to the extent of the taxpayer's income from those passive activities. The passive loss limitations are applied separately with respect to each passive activity. Consequently, any passive losses we generate will only be available to offset future income generated by us and will not be available to offset income from other passive activities or investments, including other publicly-traded partnerships, or salary or active business income. Passive losses which are not deductible because they exceed a unitholder's share of our income may be deducted in full upon disposition of the entire investment in us in a fully taxable transaction to an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions such as the at risk rules and the basis limitation.

LIMITATIONS ON INTEREST DEDUCTIONS

           The deductibility of a non-corporate taxpayer's "investment interest expense" is generally limited to the amount of such taxpayer's "net investment income." As noted, a unitholder's net passive income from us will be treated as investment income for this purpose. In addition, the unitholder's share of our portfolio income will be treated as investment income. Investment interest expense includes:

         o interest on indebtedness properly allocable to property held for investment;

         o        our interest expense attributed to portfolio income; and

         o the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

           The computation of a unitholder's investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a common unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income pursuant to the passive loss rules less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment unless the unitholder waives the benefit of the lower tax rates on such gain.

ALLOCATION OF PARTNERSHIP INCOME, GAIN, LOSS AND DEDUCTION

           In general, if we have a net profit, our items of income, gain, loss and deduction are allocated among the general partner and the unitholders in accordance with their respective percentage interests in us. At any time that distributions are made to the common unitholders and our general partner and not


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to the holders of incentive distribution rights, or that incentive distributions are made to the holders of incentive distribution rights, gross income is allocated to the recipients to the extent of such distributions. There can be no assurances under the treasury regulations that such allocations with respect to the incentive distribution rights will be respected, in which case a unitholder may be allocated income in excess of the amount distributed to it, possibly without a corresponding allocation of a deduction for the payment to the holder of the incentive distribution right. If we have a net loss, our items of income, gain, loss and deduction are generally allocated first, to the general partner and the unitholders in accordance with their respective percentage interests to the extent of their positive capital accounts, as maintained under the partnership agreement, and, second, to the general partner.

           As required by Section 704(c) of the Internal Revenue Code and as permitted by its Regulations, certain items of our income, deduction, gain and loss are allocated to account for the difference between the tax basis and fair market value of property contributed or deemed contributed to us by each of our partners, referred to in this discussion as "Contributed Property," and to account for the difference between the fair market value of our assets and their carrying value on our books at the time of any offering made pursuant to this prospectus. The effect of these allocations to a unitholder purchasing common units pursuant to this prospectus will be essentially the same as if the tax basis of our assets were equal to their fair market value at the time of purchase. In addition, certain items of recapture income are allocated to the extent possible to the partner allocated the deduction or curative allocation giving rise to the treatment of such gain as recapture income in order to minimize the recognition of ordinary income by some unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner sufficient to eliminate the negative balance as quickly as possible.

           Regulations provide that an allocation of items of partnership income, gain, loss or deduction, other than an allocation required by Section 704(c) of the Internal Revenue Code to eliminate the difference between a partner's "book" capital account, credited with the fair market value of Contributed Property, and "tax" capital account, credited with the tax basis of Contributed Property (the "Book-Tax Disparity"), will generally be given effect for federal income tax purposes in determining a partner's distributive share of an item of income, gain, loss or deduction only if the allocation has substantial economic effect. In any other case, a partner's distributive share of an item will be determined on the basis of the partner's interest in the partnership, which will be determined by taking into account all the facts and circumstances, including the partners' relative contributions to the partnership, the interests of the partners in economic profits and losses, the interest of the partners in cash flow and other nonliquidating distributions and rights of the partners to distributions of capital upon liquidation.

           Under the Internal Revenue Code, the partners in a partnership cannot be allocated more depreciation, gain or loss than the total amount of any such item recognized by that partnership in a particular taxable period (the "ceiling limitation"). As allowed by the Regulations, to the extent that the ceiling limitation is or becomes applicable, we will allocate certain items of income and deduction in a way designed to effectively "solve" this problem and eliminate the impact of the ceiling limitation. Although these allocations will not have substantial economic effect because they will not be reflected in the capital accounts of the unitholders they, nevertheless, generally should be respected under the Treasury Regulations.

           Because there are uncertainties in the treasury regulations relating to the allocation of partnership income and because certain of the allocations that may be made under our partnership agreements will be determined by the Board of Supervisors or the general partner in their discretion, there can be no assurance that all of the allocations under our partnership agreements will be given effect for federal income tax purposes in determining a partner's


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
distributive share of an item of income, gain, loss or deduction. See for example, the discussion in (1) this section regarding allocations attributable to incentive distribution rights, (2) "Tax Treatment of Operations--Section 754 Election", (3) "Disposition of Common Units--Allocations Between Transferors and Transferees," and (4) "Uniformity of Common Units." However, no reallocation could be made arbitrarily by the Internal Revenue Service. In such circumstances, a partner's distributive share of our income, gain, loss, or deduction will be determined on the basis of the partner's interest in the partnership, which will be determined by taking into account all the facts and circumstances, including the partners' relative contributions to the partnership, the interests of the partners in economic profits and losses, the interest of the partners in cash flow and other nonliquidating distributions and rights of the partners to distributions of capital upon liquidation.

TAX TREATMENT OF OPERATIONS

ACCOUNTING METHOD AND TAXABLE YEAR

           We currently use the year ending December 31 as our taxable year and we have adopted the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income its allocable share of our income, gain, loss and deduction for our taxable year ending within or with its taxable year. In addition, any unitholder who has a taxable year ending on a date other than December 31 who disposes of all of its units following the close of our taxable year but before the close of the unitholder's taxable year must include the allocable share of our income, gain, loss and deduction for that taxable year. Therefore, the unitholder's income for the taxable year may include its allocable share of more than one year of our income.

INITIAL TAX BASIS, DEPRECIATION AND AMORTIZATION

           We use the tax basis of our various assets for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of such assets. The federal income tax burden associated with the difference between the fair market value of our property and its tax basis immediately prior to this offering will be borne by partners holding interests in us prior to this offering. See "--Tax Treatment of Unitholders--Allocation of Partnership Income, Gain, Loss and Deduction."

           If we dispose of depreciable property by sale, foreclosure, or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a partner who has taken cost recovery or depreciation deductions with respect to property owned by us may be required to recapture such deductions as ordinary income upon a sale of his interest in us. See "--Tax Treatment of Unitholders--Allocation of Partnership Income, Gain, Loss and Deduction" and "--Disposition of Common Units--Recognition of Gain or Loss."

           The costs incurred in promoting the issuance of common units (i.e., syndication expenses) must be capitalized and cannot be deducted currently, ratably, or upon our termination. Uncertainties exist regarding the classification of costs as organization expenses, which may be amortized, and as syndication expenses, which may not be amortized.

SECTION 754 ELECTION

           We have made the election permitted by Section 754 of the Internal Revenue Code. This election is irrevocable without the consent of the IRS. The election generally permits us to adjust a common unit purchaser's tax basis in our assets ("inside basis") pursuant to Section 743(b) of the Internal Revenue


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
Code to reflect his purchase price. This election does not apply to a person who purchases units directly from us. The Section 743(b) adjustment belongs to the purchaser and not to other partners. For purposes of this discussion, a partner's inside basis in our assets will be considered to have two components:
(1) its share of our tax basis in such assets ("common basis") and (2) its
Section 743(b) adjustment to that basis. The amount of the adjustment under
Section 743(b) is equal to the difference between the purchaser's initial adjusted federal income tax basis in the units purchased and its share of our adjusted basis in our assets attributable to those units. The Section 743(b) adjustment attempts to provide the purchaser with the equivalent of an adjusted tax basis in its share of our assets equal to the fair market value of such share.

           Effective for transfers of partnership interests occurring on or after December 15, 1999, Treasury Regulations under Section 743 of the Internal Revenue Code require a partnership that adopts the remedial allocation method (which we have done) to depreciate the portion of the Section 743(b) increase with respect to recovery property that is attributable to Section 704(c) built-in gain over the remaining cost recovery period for the Section 704(c) built-in gain. Any remaining portion of the Section 743(b) adjustment is recovered as if it were newly-purchased recovery property placed in service when the purchaser purchased his partnership interest. The recovery allowance for the purchaser's share of common basis is unaffected by the Section 743(b) adjustment.

           However, the regulations under Section 197 indicate that the Section 743(b) adjustment attributable to a Section 197 intangible should be treated as a newly-acquired asset placed in service in the month when the purchaser acquires the common unit. Furthermore, under Treasury Regulation Section l.167(c)-l(a) (6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Internal Revenue Code rather than cost recovery deductions under Section 168 of the Internal Revenue Code is generally required to be depreciated using either the straight-line method or the 150% declining balance method.

           Pursuant to our partnership agreement, we have adopted a convention to preserve the uniformity of common units even if such convention is not consistent with certain Treasury Regulations. See "--Uniformity of Common Units." Although counsel is unable to opine as to the validity of this method, we intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of contributed property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of such property. This method is consistent with the regulations under Section 743, but arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a) (6), which is not expected to directly apply to a material portion of our assets, and Treasury Regulation Section 1.197-2(g)
(3). To the extent such Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation or amortization convention under which all purchasers acquiring common units in the same month would receive depreciation or amortization, whether attributable to common basis or Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. Such an aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to certain unitholders. See "--Uniformity of Common Units."

           The allocation of the Section 743(b) adjustment among items of partnership property must be made in accordance with the Internal Revenue Code and the Treasury Regulations thereunder. The IRS may seek to reallocate some or all of any Section 743(b) adjustment not so allocated by us to goodwill. Goodwill, as an intangible asset, would be amortizable over a longer period of time than our tangible assets.


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
           A section 754 election is advantageous if the transferee's tax basis in his common units in higher than such common units' share of the aggregate tax basis of our assets immediately prior to the transfer. In such a case, as a result of the election, the transferee would have a higher tax basis in his share of our assets for purposes of calculating, among other items, his depreciation and depletion deductions and his share of any gain or loss on a sale of our assets. Conversely, a Section 754 election is disadvantageous if the transferee's tax basis in his common units is lower than such common units' share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the common units may be affected either favorably or adversely by the election.

           The calculations involved in the Section 754 election are complex and are made by us on the basis of certain assumptions as to the value of our assets and other matters. There is no assurance that the determinations made by us will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If such permission is granted, a subsequent purchaser of common units may be allocated more income than he would have been allocated had the election not been revoked.

VALUATION OF PARTNERSHIP PROPERTY AND BASIS OF PROPERTIES

           The federal income tax consequences of the ownership and disposition of common units will depend in part on our estimates as to the relative fair market values, and determinations of the initial tax bases, of our assets. Although we may from time to time consult with professional appraisers with respect to valuation matters, we will make many of the relative fair market value estimates. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or determinations of basis are subsequently found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years.

ENTITY-LEVEL COLLECTIONS

           If we are required or elect under applicable law to pay any federal, state or local income tax on behalf of any unitholder or the general partner or any former unitholder, we are authorized to pay those taxes from our funds. Such payment, if made, will be treated as a distribution of cash to the unitholder on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to current unitholders. We are authorized to amend our partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of common units and to adjust subsequent distributions, so that after giving effect to such distributions, the priority and characterization of distributions otherwise applicable under our partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual partner in which event the partner could file a claim for credit or refund.

TREATMENT OF SHORT SALES

           A unitholder whose common units are loaned to a "short seller" to cover a short sale of common units may be considered as having disposed of ownership of those common units. If so, he would no longer be a partner with respect to those common units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period, any of our income, gain, deduction or loss with respect to those common units would not be reportable by the unitholder, any cash distributions received by the unitholder


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
with respect to those common units would be fully taxable and all of such distributions would appear to be treated as ordinary income. Unitholders desiring to assure their status as partners and avoid the risk of gain recognition should modify any applicable brokerage account agreements to prohibit their brokers from borrowing their common units. See also "--Disposition of Common Units--Recognition of Gain or Loss."

DISPOSITION OF COMMON UNITS

RECOGNITION OF GAIN OR LOSS

           A unitholder will recognize gain or loss on a sale of common units equal to the difference between the amount realized and the unitholder's tax basis for the common units sold. A unitholder's amount realized will be measured by the sum of the cash or the fair market value of other property received plus his share of our nonrecourse liabilities. Because the amount realized includes a unitholder's share of our nonrecourse liabilities, the gain recognized on the sale of common units could result in a tax liability in excess of any cash received from such sale.

           Prior distributions from us in excess of cumulative net taxable income allocated for a common unit which decreased a unitholder's tax basis in such common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder's tax basis in such common unit, even if the price is less than his original cost.

           Gain or loss recognized by a unitholder, other than a "dealer" in common units, on the sale or exchange of a common unit will generally be taxable as capital gain or loss. Capital gain recognized on the sale of common units held for more than 12 months will generally be taxed at a maximum rate of 20%. A portion of this gain or loss, which could be substantial, however, will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other "unrealized receivables" or to "inventory items" owned by us. The term "unrealized receivables" includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of the common unit and may be recognized even if there is a net taxable loss realized on the sale of the common unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a disposition of common units. Net capital loss may offset no more than $3,000 of ordinary income in the case of individuals and may only be used to offset capital gain in the case of corporations.

           The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis. Upon a sale or other disposition of less than all of such interests, a portion of that tax basis must be allocated to the interests sold using an "equitable apportionment" method. The ruling is unclear as to how the holding period of these interests is determined once they are combined. If this ruling is applicable to the holders of common units, a unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock. Thus, the ruling may result in an acceleration of gain or a deferral of loss on a sale of a portion of a unitholder's common units. It is not clear whether the ruling applies to us because, similar to corporate stock, our interests are evidenced by separate certificates. Accordingly, counsel is unable to opine as to the effect such ruling will have on the unitholders. A unitholder considering the purchase of additional common units or a sale of common units purchased in separate transactions should consult his tax advisor as to the possible consequences of such ruling.


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
           Certain provisions of the Internal Revenue Code affect the taxation of certain financial products and securities, including partnership interests, by treating a taxpayer as having sold an "appreciated" partnership interest, one in which gain would be recognized if it were sold, assigned or otherwise terminated at its fair market value, if the taxpayer or a related person enters into,

         o        certain types of short sales;

         o        an offsetting notional principal contract; or

         o a futures or forward contract with respect to the partnership interest or substantially identical property.

           Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to a partnership interest, the taxpayer will be treated as having sold such position if the taxpayer or a related person then acquires the partnership interest or substantially similar property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

ALLOCATIONS BETWEEN TRANSFERORS AND TRANSFEREES

           In general, our taxable income and losses are determined annually, are prorated on a monthly basis and are subsequently apportioned among the unitholders in proportion to the number of common units owned by each of them as of the opening of the principal national securities exchange on which the common units are then traded on the first business day of the month (the "Allocation Date"). However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business is allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring common units in the open market may be allocated income, gain, loss and deduction accrued after the date of transfer.

           The use of this method may not be permitted under existing Treasury Regulations. Accordingly, counsel is unable to opine on the validity of this method of allocating income and deductions between the transferors and the transferees of common units. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder's interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between transferors and transferees, as well as among partners whose interests otherwise vary during a taxable period, to conform to a method permitted under future Treasury Regulations.

           Any unitholder who owns common units at any time during a quarter and who disposes of such common units prior to the record date set for a cash distribution with respect to such quarter will be allocated items of our income, gain, loss and deductions attributable to such quarter but will not be entitled to receive that cash distribution.

NOTIFICATION REQUIREMENTS

           A unitholder who sells or exchanges common units is required to notify us in writing of that sale or exchange within 30 days after the sale or exchange and in any event by no later than January 15 of the year following the calendar year in which the sale or exchange occurred. We are required to notify the IRS of that transaction and to furnish certain information to the transferor and transferee. However, these reporting requirements do not apply with respect to a sale by an individual who is a citizen of the United States and who effects


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
the sale or exchange through a broker. Additionally, a transferee of a common unit will be required to furnish a statement to the IRS, filed with its income tax return for the taxable year in which the sale or exchange occurred, that sets forth the amount of the consideration paid for the common unit. In addition, because we have made an election under Section 754 of the Internal Revenue Code, a purchaser of an interest in us is required to notify us of the transfer of such interest and we are required to include a statement with our Partnership Return for the taxable year in which we receive notice of the transfer, setting forth the name and taxpayer identification number of the transferee, the computation of any Section 743(b) basis adjustment and the allocation of such adjustment among our properties. A unitholder who is required to recognize ordinary income or loss under Section 751 of the Internal Revenue Code upon the sale or exchange of a common unit must submit with its federal income tax return for the taxable year in which the sale or exchange occurs, a statement setting forth the date of the sale or exchange, the amount of gain or loss attributable to the Section 751 property and the amount of capital gain or loss. Failure to satisfy these reporting obligations may lead to the imposition of substantial penalties.

CONSTRUCTIVE TERMINATION

           We will be considered to have been terminated if, in the aggregate, there is a sale or exchange of 50% or more of the total interests in our capital and profits within a 12-month period. If we elect to be treated as a large partnership, which we currently do not intend to do, we will not terminate by reason of the sale or exchange of interests in us. A termination of us will cause a termination of the Operating Partnership. Any such termination would result in the closing of our taxable year for all unitholders. New tax elections required to be made by us, including a new election under Section 754 of the Internal Revenue Code, must be made subsequent to a termination, and a termination could result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted prior to the termination.

UNIFORMITY OF COMMON UNITS

           Because we cannot match transferors and transferees of common units, uniformity of the economic and tax characteristics of the common units to a purchaser of such common units must be maintained. In the absence of uniformity, compliance with a number of federal income tax requirements, both statutory and regulatory, could be substantially diminished. A lack of uniformity can result from the application of the "ceiling limitation" to our ability to make allocations to eliminate Book-Tax disparities and a literal application of Treasury Regulation Section 1.167(c)-1(a)(6) and Treasury Regulation Section 1.197-2(g)(3) to our Section 743(b) adjustments. Any non-uniformity could have a negative impact on the value of the common units. See "--Tax Treatment of Operations--Section 754 Election."

           Although counsel is unable to opine on the validity of this method, we depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of contributed property or adjusted property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of such property. This method is consistent with the regulations under Section 743, but is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a) (6), which is not expected to directly apply to a material portion of our assets, and Treasury Regulation Section 1.197-2(g)(3). See "--Tax Treatment of Operations--Section 754 Election." To the extent such Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation and amortization convention under which all purchasers acquiring common units in the same month would receive depreciation and amortization deductions, whether attributable to common basis or Section 743(b) basis, based upon the same applicable rate as if they had purchased a direct interest in our property. If such an aggregate approach is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to certain unitholders and risk the loss of depreciation and amortization deductions not taken in the year that such deductions are otherwise allowable. This convention will not be adopted if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on the unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization convention to preserve the uniformity of the intrinsic tax characteristics of any common units that would not have a material adverse effect on the unitholders. The IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If such a challenge were sustained, the uniformity of common units might be affected, and the gain from the sale of common units might be increased without the benefit of additional deductions. See "--Disposition of Common Units--Recognition of Gain or Loss."

TAX-EXEMPT ORGANIZATIONS AND CERTAIN OTHER INVESTORS

           Ownership of common units by employee benefit plans, other tax-exempt organizations, nonresident aliens, foreign corporations, other foreign persons and regulated investment companies raises issues unique to such persons and, as described below, may have substantially adverse tax consequences. Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our taxable income allocated to such an organization will be unrelated business taxable income and thus will be taxable to such a unitholder.

           A regulated investment company or "mutual fund" is required to derive 90% or more of its gross income from interest, dividends, gains from the sale of stocks or securities or foreign currency or certain related sources. It is not anticipated that any significant amount of our gross income will include that type of income.

           Non-resident aliens and foreign corporations, trusts or estates which hold common units will be considered to be engaged in business in the United States on account of ownership of common units. As a consequence they will be required to file federal tax returns in respect of their share of our income, gain, loss or deduction and pay federal income tax at regular rates on any net income or gain. Generally, a partnership is required to pay a withholding tax on the portion of the partnership's income which is effectively connected with the conduct of a United States trade or business and which is allocable to the foreign partners, regardless of whether any actual distributions have been made to such partners. However, under rules applicable to publicly-traded partnerships, we will withhold taxes (currently at the rate of 39.6%) on actual cash distributions made quarterly to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our Transfer Agent on a Form W-8 in order to obtain credit for the taxes withheld. A change in applicable law may require us to change these procedures.

           Because a foreign corporation which owns common units will be treated as engaged in a United States trade or business, such a corporation may be subject to United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its allocable share of our income and gain, as adjusted for changes in the foreign corporation's "U.S. net equity," which are effectively connected with the conduct of a United States trade or business. An income tax treaty between the United States and the country in which the foreign corporate unitholder is a "qualified resident" may reduce or eliminate this tax.


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
In addition, such a unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

           Under a ruling of the IRS, a foreign unitholder who sells or otherwise disposes of a common unit will be subject to federal income tax on gain realized on the disposition of such common unit to the extent that such gain is effectively connected with a United States trade or business of the foreign unitholder. Apart from the ruling, a foreign unitholder will not be taxed upon the disposition of a common unit if that foreign unitholder has held less than 5% in value of the common units during the five-year period ending on the date of the disposition and if the common units are regularly traded on an established securities market at the time of the disposition.

ADMINISTRATIVE MATTERS

INFORMATION RETURNS AND AUDIT PROCEDURES

           We intend to furnish to each unitholder, within 90 days after the close of each calendar year, certain tax information, including a Substitute Schedule K-1, which sets forth such unitholder's share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will generally not be reviewed by counsel, we will use various accounting and reporting conventions, some of which have been mentioned in the previous discussion, to determine the unitholder's share of income, gain, loss and deduction. There is no assurance that any of those conventions will yield a result which conforms to the requirements of the Internal Revenue Code, Treasury Regulations or administrative interpretations of the IRS. We cannot assure prospective unitholders that the IRS will not successfully contend in court that such accounting and reporting conventions are impermissible. Any such challenge by the IRS could result in a reallocation of our income to the unitholders and could negatively affect the value of the common units.

           The IRS may audit our federal income tax information returns. Adjustments resulting from any such audit may require each unitholder to adjust a prior year's tax liability, and possibly may result in an audit of the unitholder's own return. Any audit of a unitholder's return could result in adjustments not related to our returns as well as those related to our returns.

           Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code provides for one partner to be designated as the "Tax Matters Partner" for these purposes. Our partnership agreement appoints the general partner as our Tax Matters Partner.

           The Tax Matters Partner will make certain elections on our behalf and on behalf of the unitholders and can extend the statute of limitations for assessment of tax deficiencies against unitholders with respect to items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give such authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, such review may be sought by any unitholder having at least a 1% interest in our profits and by the unitholders having in the aggregate at least a 5% profits interest. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate. However, if we elect to be treated as a large partnership, which we do not intend to do because of the costs of application, a unitholder will not have a right to participate in settlement conferences with the IRS or to seek a refund.

           A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of the consistency requirement may subject a unitholder to substantial penalties. Partners in electing large partnerships are required to treat all items from the partnership's return in a manner consistent with such return. If we elect to be treated as a large partnership, each partner would take into account separately his share of the following items, determined at the partnership level: (1) taxable income or loss from passive loss limitation activities; (2) taxable income or loss from other activities, such as portfolio income or loss; (3) net capital gains to the extent allocable to passive loss limitation activities and other activities; (4) tax exempt interest; (5) a net alternative minimum tax adjustment separately computed for passive loss limitation activities and other activities; (6) general credits; (7) low-income housing credit; (8) rehabilitation credit; (9) foreign income taxes; (10) credit for producing fuel from a nonconventional source; and (11) any other items the Secretary of Treasury deems appropriate. Moreover, miscellaneous itemized deductions would not be passed through to the partners and 30% of those deductions would be used at the partnership level.

           Adjustments relating to partnership items for a previous taxable year are generally taken into account by those persons who were partners in the previous taxable year. Each partner in an electing large partnership, however, must take into account his share of any adjustments to partnership items in the year such adjustments are made. Alternatively, a large partnership could elect to or, in some circumstances, could be required to directly pay the tax resulting from any such adjustments. In either case, therefore, unitholders of an electing large partnership could bear significant costs associated with tax adjustments relating to periods predating their acquisition of units. We do not expect to elect to have the large partnership provisions apply to us because of the cost of their application.

NOMINEE REPORTING

           Persons who hold an interest in us as a nominee for another person are required to furnish to us (a) the name, address and taxpayer identification number of the beneficial owner and the nominee; (b) whether the beneficial owner is (i) a person that is not a United States person, (ii) a foreign government, an international organization or any wholly-owned agency or instrumentality of either of the foregoing, or (iii) a tax-exempt entity; (c) the amount and description of common units held, acquired or transferred for the beneficial owner; and (d) certain information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

           Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and certain information on common units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue Code for failure to report such information to us. The nominee is required to supply the beneficial owner of the common units with the information furnished to us.

REGISTRATION AS A TAX SHELTER

           The Internal Revenue Code requires that "tax shelters" be registered with the Secretary of the Treasury. The temporary Treasury Regulations interpreting the tax shelter registration provisions of the Internal Revenue Code are extremely broad. It is arguable that we are not subject to the registration requirement on the basis that we do not constitute a tax shelter. However, we have registered as a tax shelter with the Secretary of the Treasury in the absence of assurance that we are not subject to tax shelter registration and in light of the substantial penalties which might be imposed if registration is required and not undertaken. The IRS has issued us the following tax shelter registration number: 96080000050.

           ISSUANCE OF THE REGISTRATION NUMBER DOES NOT INDICATE THAT AN INVESTMENT IN US OR THE CLAIMED TAX BENEFITS HAVE BEEN REVIEWED, EXAMINED OR APPROVED BY THE IRS.

           We must furnish the registration number to the unitholders, and a unitholder who sells or otherwise transfers a common unit in a subsequent transaction must furnish the registration number to the transferee. The penalty for failure of the transferor of a common unit to furnish the registration number to the transferee is $100 for each such failure. The unitholders must disclose our tax shelter registration number on Form 8271 to be attached to the tax return on which any deduction, loss or other benefit generated by us is claimed or our income is included. A unitholder who fails to disclose the tax shelter registration number on his return, without reasonable cause for that failure, will be subject to a $250 penalty for each failure. Any penalties discussed herein are not deductible for federal income tax purposes. Registration as a tax shelter may increase the risk of an audit.

ACCURACY-RELATED PENALTIES

           An additional tax equal to 20% of the amount of any portion of an underpayment of tax which is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, with respect to any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith with respect to that portion.

           A substantial understatement of income tax in any taxable year exists it the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return (i) with respect to which there is, or was, "substantial authority" or
(ii) as to which there is a reasonable basis and the pertinent facts of such position are disclosed on the return. More stringent rules apply to "tax shelters," a term that in this context does not appear to include us. If any item of our income, gain, loss or deduction included in the distributive shares of unitholders might result in such an "understatement" of income for which no "substantial authority" exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns to avoid liability for this penalty.

           A substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 200% or more of the amount determined to be the correct amount of such valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 400% or more than the correct valuation, the penalty imposed increases to 40%.

STATE, LOCAL AND OTHER TAX CONSIDERATIONS

           In addition to federal income taxes, a unitholder will be subject to other taxes, such as state and local income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which he resides or in which we do business or own property. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in us. We currently conduct business in 47 states. Many of these states currently impose a state income tax. A unitholder will be required to file state income tax returns and to pay state income taxes in some or all of these states and may be subject to penalties for failure to comply with those requirements. In some states, tax losses may not produce a tax benefit in the year incurred and also may not be available to offset income in subsequent taxable years. Some of the states may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the state. Withholding, the amount of which may be greater or less than a particular unitholder's income tax liability to the state, generally does not relieve the non-resident unitholder from the obligation to file an income tax return. Amounts withheld may be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. See "--Tax Treatment of Unitholders--Entity-Level Collections."

           IT IS THE RESPONSIBILITY OF EACH UNITHOLDER TO INVESTIGATE THE LEGAL AND TAX CONSEQUENCES, UNDER THE LAWS OF PERTINENT STATES AND LOCALITIES OF AN INVESTMENT IN US. ACCORDINGLY, EACH PROSPECTIVE UNITHOLDER SHOULD CONSULT, AND MUST DEPEND UPON, ITS OWN TAX COUNSEL OR OTHER ADVISOR WITH REGARD TO THOSE MATTERS. FURTHER, IT IS THE RESPONSIBILITY OF EACH UNITHOLDER TO FILE ALL STATE AND LOCAL, AS WELL AS U.S. FEDERAL, TAX RETURNS THAT MAY BE REQUIRED OF SUCH UNITHOLDER. COUNSEL HAS NOT RENDERED AN OPINION ON THE STATE OR LOCAL TAX CONSEQUENCES OF AN INVESTMENT IN US.

                                 UNDERWRITING

           We and Goldman, Sachs & Co. have entered into an underwriting agreement with respect to the units being offered. Subject to certain conditions, Goldman, Sachs & Co. has agreed to purchase all of the units.

           If Goldman, Sachs & Co. sells more units than the total number being offered, Goldman, Sachs & Co. has an option to buy up to an additional 325,000 units from us to cover such sales. It may exercise that option for 30 days.

           The following table shows the per unit and total underwriting discount to Goldman, Sachs & Co. Those amounts are shown assuming both no exercise and full exercise of Goldman, Sachs & Co.'s option to purchase 325,000 additional units.

                        Paid by Suburban Propane Partners
                        ---------------------------------

                                                No Exercise     Full Exercise
                                                -----------     -------------
Per Unit..                                      $                $
Total.........                                  $                $

           Units sold by Goldman, Sachs & Co. to the public will initially be offered at the offering price set forth on the cover of this prospectus. Any units sold by Goldman, Sachs & Co. to securities dealers may be sold at a discount of up to $ per unit from the initial price to public. Any of the securities dealers may resell any units purchased from Goldman, Sachs & Co. to other brokers or dealers at a discount of up to $_____ per unit from the initial price to public. If all the units are not sold at the initial price to public, Goldman, Sachs & Co. may change the offering price and the other selling terms.

           We, our officers and the members of our Board of Supervisors have agreed with Goldman, Sachs & Co. not to dispose of or hedge any of the units, securities similar to the units or securities convertible into or exchangeable for the units during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. These agreements do not apply to the acquisition of assets, businesses or the capital stock or other ownership interests of businesses by us in exchange for units, if the recipient of units agrees not to dispose of any units received in connection with the acquisition during that period. These agreements also do not apply to any existing employee benefit plans or unit option plans.

           In connection with the offering, Goldman, Sachs & Co. may purchase and sell units in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by Goldman, Sachs & Co. of a greater number of units than it is required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than Goldman, Sachs & Co.'s overallotment option to purchase additional units from us in the offering. Goldman, Sachs & Co. may close out any covered short position by either exercising its overallotment option or purchasing units in the open market. In determining the source of units to close out the covered short position, Goldman, Sachs & Co. will consider, among other things, the price of units available for purchase in the open market as compared to the price at which they may purchase units through exercise of the overallotment option. "Naked" short sales are any sales in excess of the overallotment option. Goldman, Sachs & Co. must close out any naked short position by purchasing units in the open market. A naked short position is more likely to be created if Goldman, Sachs & Co. is concerned that there may be downward pressure on the price of the units in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of units made by Goldman, Sachs & Co. in the open market prior to the completion of the offering.

           Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of our common units, and may stabilize, maintain or otherwise affect the market price of the common units. As a result, the price of the units may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on The New York Stock Exchange, in the over-the-counter market or otherwise.

           We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $500,000.

           We have agreed to indemnify Goldman, Sachs & Co. against certain liabilities, including liabilities under the Securities Act of 1933.

                                 LEGAL OPINIONS

           The validity of the common units and other legal and tax matters relating to the common units are being passed upon for us by Weil, Gotshal & Manges LLP, New York, New York. Certain legal matters with respect to the common units will be passed upon for Goldman, Sachs & Co. by Vinson & Elkins L.L.P., New York, New York.

                                     EXPERTS

           The financial statements incorporated in this prospectus by reference to our Annual Report on Form 10-K for the fiscal year ended September 25, 1999 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                       WHERE YOU CAN FIND MORE INFORMATION

           We are subject to the informational requirements of the Securities Exchange Act of 1934. As a result, we file reports and other information with the SEC. You may read and copy the reports, proxy statements and other information we file with the SEC at the SEC's public reference facilities at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. You may obtain information on the operation of the public reference facilities by calling the SEC at 1-800-SEC-0330. You may also obtain information about us from the following regional offices of the SEC: 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of these materials can be obtained at prescribed rates. Our filings with the SEC are also available on the SEC's home page on the Internet at http://www.sec.gov. Our common units are listed on the New York Stock Exchange, and reports, proxy statements and other information can be inspected at the offices of the NYSE at 20 Broad Street, New York, New York 10005.

           We have filed with the SEC a registration statement on Form S-3. This prospectus, which is a part of the registration statement, omits selected information contained in the registration statement. Statements made in this prospectus as to the contents of any contract, agreement or other documents are not necessarily complete. With respect to each contract, agreement or other document filed as an exhibit to the registration statement, we refer you to that exhibit for a more complete description of the matter involved, and each statement is deemed qualified in its entirety by reference to that exhibit.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

           The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Information we later file with the SEC will automatically update and supersede this information. We are incorporating by reference in this prospectus the following documents that we have filed with the SEC:

         o our Annual Report on Form 10-K for the fiscal year ended September 25, 1999;

         o our Quarterly Reports on Form 10-Q for the fiscal quarters ended December 25, 1999 and March 25, 2000;

         o our Current Reports on Form 8-K filed on October 12, 1999, November 17, 1999 and January 21, 2000; and

         o the description of the common units in our registration statement on Form 8-A filed on February 22, 1996.

           We also incorporate by reference all documents that we may file with the SEC pursuant to Sections 13(a), 13(b), 14 and 15(d) of the Securities Exchange Act after the date of this prospectus and prior to the termination of this offering.

           You may request a copy of any of these documents, at no cost, by writing or telephoning our Investor Relations Department at the following address and telephone number:

                         Suburban Propane Partners, L.P.
                                240 Route 10 West
                               Whippany, NJ 07981
                          Telephone No.: (973) 887-5300

           You should rely on the information provided in this prospectus and the documents we have incorporated by reference. We have not authorized anyone to provide you with different information. We will make offers of common units only in states where those offers are permitted. You should not assume that the information in this prospectus or any incorporated document is accurate as of any date other than the date of this prospectus or that document, as the case may be.

                           FORWARD-LOOKING STATEMENTS

           This prospectus and the documents incorporated by reference include forward-looking statements within the meaning of Section 27A of the Securities Act. All statements that do not relate strictly to historical or current facts are forward-looking statements. They use words such as "anticipate," "believe," "intend," "plan," "projection," "forecast," "strategy," "position," "continue," "estimate," "expect," "may," "will," or the negative of those terms or similar words. In particular, statements, express or implied, concerning future operating results or the ability to generate sales, income or cash flow are forward-looking statements. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions involving future events that we may not be able to accurately predict or over which we have no control. Therefore, the future results of our company may differ materially from those expressed in these forward-looking statements. Specific factors which could cause actual results to differ from those in the forward-looking statements are discussed in the "Risk Factors" section of this prospectus, which begins on page 6. You should not put undue reliance on any forward-looking statements.

================================================================================

       No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                               ----------

                           TABLE OF CONTENTS

                                                                 Page
                                                                 ----

Prospectus Summary.......................................         1

Risk Factors.............................................         6

Use of Proceeds..........................................        15

Price Range of Common Units
    and Cash Distributions...............................        16

Capitalization...........................................        17

Selected Financial Data..................................        18

Management's Discussion and Analysis
    of Financial Condition and Results
    of Operations........................................        20

Business.................................................        28

Management...............................................        33

Description of Common Units..............................        36

Our Partnership Agreement................................        40

Tax Considerations.......................................        45

Underwriting.............................................        63

Legal Options............................................        64

Experts..................................................        64

Where you Can Find More Information......................        64

Incorporation of Certain Documents
    by Reference.........................................        65

Forward-Looking Statements...............................        65

================================================================================

================================================================================



                             2,175,000 Common Units
                     Representing Limited Partner Interests




                                SUBURBAN PROPANE
                                 PARTNERS, L.P.





                              Goldman, Sachs & Co.




================================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

           All capitalized terms used and not defined in Part II of this Registration Statement shall have the meanings assigned to them in the Prospectus which forms a part of this Registration Statement.

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

           The expenses to be paid by Suburban in connection with the distribution of the securities being registered are as set forth in the following table:

        Securities and Exchange Commission registration fee...................   $       13,860
        NASD filing fee.......................................................            5,750
      *Legal fees and expenses................................................
      *Accounting fees and expenses...........................................
      *Printing expenses......................................................
      *Transfer agent fees & expenses.........................................
      *Miscellaneous..........................................................
                                                                                 ---------------
         *Total...............................................................   $
                                                                                 ===============

       --------
       *To be supplied by amendment


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

           Our partnership agreement provides that Suburban will indemnify (i) the members of the Board of Supervisors or the members of the Board of Supervisors of the Operating Partnership or any subsidiary of the Operating Partnership, (ii) the general partner, (iii) any departing partner, (iv) any person who is or was an affiliate of the general partner or any departing partner, (v) any person who is or was a member, partner, director, officer, employee, agent or trustee of Suburban, the Operating Partnership or any subsidiary of the Operating Partnership, (vi) any person who is or was a member, partner, officer, director, employee, agent or trustee of the general partner or any departing partner or any affiliate of the general partner or any departing partner, or (vii) any person who is or was serving at the request of the Board of Supervisors, the general partner or any departing partner or any affiliate of the general partner or any departing partner as a member, partner, director, officer, employee, partner, agent, fiduciary or trustee of another person ("Indemnitees"), to the fullest extent permitted by law, from and against any and all losses, claims, damages, liabilities (joint or several), expenses (including legal fees, expenses and other disbursements), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as an Indemnitee; provided that in each case the Indemnitee acted in good faith and in a manner that such Indemnitee reasonably believed to be in or not opposed to the best interests of Suburban and, with respect to any criminal proceeding, had no reasonable cause to believe its conduct was unlawful. Any indemnification under these provisions will be only out of the assets of Suburban, and the general partner shall not be personally liable for, or have any obligation to contribute or loan funds or assets to Suburban to enable it to effectuate, such indemnification. Suburban is authorized to purchase (or to reimburse the general partner or its affiliates for the cost of) insurance against liabilities asserted against and expenses incurred by such persons in connection with Suburban's activities, regardless of whether Suburban would have the power to indemnify such person against such liabilities under the provisions described above.

           Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and/or persons controlling the registrant pursuant to the foregoing provision, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


ITEM 16.  EXHIBITS

 Exhibit No.                        Description
 -----------                        -----------

    1.1           Form of Underwriting Agreement.

    2.1 Recapitalization Agreement dated as of November 27, 1998 by and among Suburban, the Operating Partnership, the general partner, Millennium Chemicals, Inc. and Suburban Energy Services Group LLC (filed as Exhibit 2.1 to the Partnership's Current Report on Form 8-K filed December 3, 1998).**

    3.1 Amended and Restated Agreement of Limited Partnership of Suburban dated as of March 4, 1996 (filed as Exhibit 3.1 to the Partnership's Current Report on Form 8-K filed on April 29, 1996 (the "April 29 Form 8-K").**

    3.2 Amended and Restated Agreement of Limited Partnership of the Operating Partnership dated as of March 4, 1996. (filed as
                  Exhibit 3.2 to the April 29 Form 8-K)**

    3.3 Second Amended and Restated Agreement of Limited Partnership of Suburban Propane Partners, L.P. (filed as Annex C to the Partnership's Proxy Statement dated April 22, 1999).**

    5.1 Opinion of Weil, Gotshal & Manges LLP as to the legality of the securities registered hereby.*

    8.1 Form of Opinion of Weil, Gotshal & Manges LLP as to tax matters.

    21.1 Listing of Subsidiaries of Suburban (filed as Exhibit 21.1 to the Partnership's Annual Report on Form 10-K for the fiscal year ended September 25, 1999).**

    23.1          Consent of Independent Accountants.

    23.2 Consent of Weil, Gotshal & Manges LLP (to be included in the Opinion filed as Exhibit 5.1).

    24.1          Power of Attorney (included on signature page to Registration
                  Statement).

-------------------------------------------

 * To be filed by amendment.
 ** Incorporated by reference.

ITEM 17.  UNDERTAKINGS

           (a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

           (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

           (c)       The undersigned Registrant hereby undertakes that:

                               (1) For purposes of determining any liability
                     under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

                               (2) For the purpose of determining any liability
                     under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

           Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Whippany, State of New Jersey, on July 31, 2000.

                                          SUBURBAN PROPANE PARTNERS, L.P.

                                          By: /s/ MARK A. ALEXANDER
                                              ----------------------------------
                                              Mark A. Alexander
                                              President, Chief Executive Officer
                                              and Appointed Supervisor


                                POWER OF ATTORNEY

           Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated. Each person whose name appears below hereby constitutes Janice G. Meola such person's true and lawful attorney, with full power of substitution to sign for such person and in such person's name and capacity indicated below, any and all amendments to this Registration Statement, including Post-Effective Amendments, and to file the same with the Securities and Exchange Commission, hereby ratifying and confirming such person's signature as it may be signed by said attorney to any and all amendments.

                 Signature                                    Title                              Date
                 ---------                                    -----                              ----
/s/ MARK A. ALEXANDER                        President and Chief Executive Officer;         July 31, 2000
---------------------------------------      Appointed Member of the Board of
Mark A. Alexander                            Supervisors (Principal Executive
                                             Officer)


/s/ MICHAEL J. DUNN JR.                      Appointed Member of the Board of               July 31, 2000
---------------------------------------      Supervisors
Michael J. Dunn, Jr.


/s/ JOHN HOYT STOOKEY                        Elected Member and Chairman of the             July 30, 2000
---------------------------------------      Board of Supervisors
John Hoyt Stookey



/s/ HAROLD R. LOGAN, JR.                     Elected Member of the Board of                 July 31, 2000
---------------------------------------      Supervisors
Harold R. Logan, Jr.


/s/ DUDLEY C. MECUM                          Elected Member of the Board of                 July 31, 2000
---------------------------------------      Supervisors
Dudley C. Mecum


/s/ EDWARD J. GRABOWIECKI                    Vice President, Controller and Chief           July 31, 2000
---------------------------------------      Accounting Officer (Principal
Edward J. Grabowiecki                        Accounting Officer)


                                INDEX TO EXHIBITS

 Exhibit No.                        Description
 -----------                        -----------

    1.1           Form of Underwriting Agreement.

    2.1 Recapitalization Agreement dated as of November 27, 1998 by and among Suburban, the Operating Partnership, the general partner, Millennium Chemicals, Inc. and Suburban Energy Services Group LLC (filed as Exhibit 2.1 to the Partnership's Current Report on Form 8-K filed December 3, 1998).**

    3.1 Amended and Restated Agreement of Limited Partnership of Suburban dated as of March 4, 1996 (filed as Exhibit 3.1 to the Partnership's Current Report on Form 8-K filed on April 29, 1996 (the "April 29 Form 8-K").**

    3.2 Amended and Restated Agreement of Limited Partnership of the Operating Partnership dated as of March 4, 1996. (filed as
                  Exhibit 3.2 to the April 29 Form 8-K)**

    3.3 Second Amended and Restated Agreement of Limited Partnership of Suburban Propane Partners, L.P. (filed as Annex C to the Partnership's Proxy Statement dated April 22, 1999).**

    5.1 Opinion of Weil, Gotshal & Manges LLP as to the legality of the securities registered hereby.*

    8.1 Form of Opinion of Weil, Gotshal & Manges LLP as to tax matters.

    21.1 Listing of Subsidiaries of Suburban (filed as Exhibit 21.1 to the Partnership's Annual Report on Form 10-K for the fiscal year ended September 25, 1999).**

    23.1          Consent of Independent Accountants.

    23.2 Consent of Weil, Gotshal & Manges LLP (to be included in the Opinion filed as Exhibit 5.1).

    24.1          Power of Attorney (included on signature page to Registration
                  Statement).

-------------------------------------------

 * To be filed by amendment.
 ** Incorporated by reference.